UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 21, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

annual report and financial statements 2022

tgs
30 years

                     Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of the year ended December 31, 2022

TABLE OF CONTENTS

01 |CONSOLIDATED ANNUAL REPORT AND SUMMARY OF EVENTS

02 |CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

03 |AUDITOR’S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

04 |AUDIT COMMITTEE’S REPORT (CONSOLIDATED FINANCIAL STATEMENTS)

05 |SEPARATE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

Separate statements of comprehensive income

Separate statements of financial condition

Separate statements of changes to shareholders’ equity

Separate statements of cash flows

Notes to the separate financial statements

06 |AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

07 |AUDIT COMMITTEE’S REPORT (SEPARATE FINANCIAL STATEMENTS)

Glossary of terms and definitions

Propane for Networks Agreement	Agreement for the Supply of Gas Propane to Undiluted Propane Networks
ADRs/ADSs	American Depositary Receipts
Ars. o Ps.	Argentine Pesos
ESG	Environment, Social and Government
BYMA	Bolsas y Mercados Argentinos (Argentine Stock Exchanges and Markets)
BCRA	Central Bank of the Argentine Republic
IDB	Banco Interamericano de Desarrollo (Inter-American Development Bank)
BNA	Bank of the Argentine Nation
BTU	British Thermal Unit
CAMMESA	Wholesale Electric Market Management Company
CAU	Access and Usage Fee
CEADS	Argentine Business Council for Sustainable Development
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores – (Argentine Securities Exchange Commission)
COVID	Coronavirus SARS-CoV-2 / COVID-19
CSJN	Supreme Court of Justice of the Argentine Nation
Board of Directors	Board of Directors of tgs
DNU	Emergency Decree (relief measures of necessity and urgency)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ENARGAS	Argentine National Gas Regulatory Body
FACPCE	Argentine Federation of Professional Councils in Economic Sciences /Argentine Federation
FOB	Free on Board
IMF	International Monetary Fund
LPG	Liquefied Petroleum Gas
CNG	Compressed Natural Gas
LNG	Liquefied Natural Gas
GRI	Global Reporting Initiative
INDEC	National Institute of Statistics and Census of Argentina
PCI	Price Consumer Index
IPIM	Internal Wholesale Prices Index
VAT	Value Added Tax
Liquids	Natural Gas Liquids
M3	Cubic meters
MEGA	Compañía MEGA S.A.
MULC	Single Free Exchange Market
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
SDG	Sustainable Development Goals
OldelVal	Oleoductos del Valle S.A.
ONs	Bonds
Pampa Energía	Pampa Energía S.A.

GDP	Gross Domestic Product
PBB	PBB Polisur S.A.
Executive Branch	National Executive Branch
PPE	Property, plant and equipment
Res.	Resolution/s
Tariff Review Process	Integral Tariff Review
TTR	Transition Tariff Regime
PTR	Plant Thermal Reduction
SCC	Stress Corrosion Cracking
SE	Energy Secretariat
SEC	Security and Exchange Commission
SOX	Sarbanes-Oxley Act
Telcosur	Telcosur S.A.
tgs / the Company	Transportadora de Gas del Sur S.A.
UNIREN	Public Utility Contract Renegotiation and Analysis Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos)
US$	United States Dollars
UT	Joint venture
WEO	World Economic Outlook
YPF	YPF S.A.

Rounding

Certain figures included in this Annual Report have been rounded to facilitate their presentation. Percentage figures have not always been calculated based on such rounded figures but on amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures of these consolidated Financial Statements. Certain numerical figures shown as totals in some tables may not be the arithmetic aggregation of the figures that precede them, due to rounding.

2022 ANNUAL REPORT

(Figures stated in millions of constant pesos as of December 31, 2022-

unless otherwise stated)

01 |LETTER TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS

02 |MACROECONOMIC SCENARIO

03 |NATURAL GAS INDUSTRY IN ARGENTINA

04 |OUR BUSINESSES IN 2022

05 |CONDUCTION OF OPERATIONS AND SAFETY

06 |ENVIRONMENT, SAFETY AND HEALTH

06-a|ENVIRONMENT

06-b|SOCIAL (Human capital – Safety and Health – Sustainability Management)

06-c|GOVERNANCE (Corporate Governance)

07|FINANCIAL ASSETS

08 |ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR

      ENDED DECEMBER 2022

9 |BOARD OF DIRECTORS’ PROPOSAL REGARDING THE APPLICATION OF RESULTS

Main financial Indicators

For the years ended December 31,				
	2022	2021	2020	2019	2018
	(in thousands of Argentine pesos)				
Summary of consolidated statement of income:					
Revenues	**164,524,789**	**173,319,821**	**164,275,443**	**194,384,871**	**209,747,564**
Natural Gas Transportation	40,643,462	47,729,944	69,100,376	90,546,391	95,210,671
Production and Commercialization of Liquids	104,214,859	108,559,750	81,140,913	92,618,907	102,386,651
Other Services	19,666,468	17,030,127	14,034,153	11,219,571	12,150,242
Operating Profit	**52,448,697**	**66,391,711**	**60,689,409**	**79,090,945**	**87,790,634**
Net Financial Results	(3,159,880)	(849,897)	(38,139,790)	(11,597,969)	(17,526,396)
Net income before income tax	49,378,955	65,583,161	22,612,276	67,365,453	70,376,350
Total comprehensive income for the year	**32,317,802**	**40,772,311**	**9,662,215**	**51,257,097**	**70,295,248**
Consolidated Financial Statement:					
Total Assets	77,253,535	69,136,977	46,453,750	83,819,612	142,632,656
Property, plant and equipment	294,479,596	292,534,643	290,711,609	298,424,143	238,213,664
Total non current assets	334,838,690	336,382,939	331,644,560	298,859,122	238,793,670
Total Assets	**412,092,225**	**405,519,916**	**378,098,310**	**382,678,734**	**381,426,326**
Total Current Liabilities	21,193,776	39,465,333	23,844,384	31,831,538	44,005,112
Total Non current liabilities	123,674,160	131,148,096	160,119,741	158,375,790	146,869,431
Total Liabilities	**144,867,936**	**170,613,429**	**183,964,125**	**190,207,328**	**190,874,543**
Non-controlling interests	**110**	**98**	**92**	**111**	**66**
Total Equity	**267,224,289**	**234,906,487**	**194,134,185**	**192,471,405**	**190,551,783**
Consolidated Cash Flow Summary:					
Cash flows provided by operating activities	35,414,061	59,023,570	83,837,733	54,034,472	78,797,633
Cash flows (used in) / provided by investing activities	(40,215,627)	(58,990,586)	(88,465,612)	(45,306,459)	12,617,752
Cash flows provided by / (used in) financing activities	3,626,150	(1,869,224)	(14,920,527)	(66,623,197)	(29,133,648)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENT	(1,175,416)	(1,836,240)	(19,548,406)	(57,895,187)	62,281,736
Efectivo y equivalente de efectivo al cierre del ejercicio	**2,988,946**	**8,627,004**	**13,682,131**	**39,088,735**	**102,493,783**

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1.Letter to our Shareholders, Customers, Employees and Suppliers

On December 28, 2022, we celebrated our 30th anniversary, three decades over which we have accomplished remarkable achievements and overcome many challenges that tested our spirit as a company and forged our identity.

Since 1992, our natural gas transportation system has increased the number of compressor plants, doubled its installed capacity, expanded its pipelines system’s length by approximately 3,000 km, until we are currently supplying over 60% of the gas consumed in our country, which has turned tgs into the leading natural gas transportation business company.

Over the past 30 years, our liquids business has doubled production, enhanced its processes and updated its critical infrastructure, achieving higher reliability and operative safety. We are the second natural gas processing company in Argentina and our goal is to keep working towards the development of new projects to become leaders in this business.

Opportunities and challenges born in the development of Vaca Muerta have shaped our dream to be the leading energy company in the rendering of integrated services, acknowledged by our values, the quality of our products and services, innovating spirit and the primary role we play in the Argentine and regional energy market. Our dream encompasses our commitment to the planet and the community where we develop our businesses.

Our Business Performance in 2022

In 2022 we moved forward in our dream to become the leaders in the rendering of integrated services that we want to be. We continued rendering a quality service without interruptions and we also pulled off major achievements. We explored investment alternatives to enhance our value proposal and we are still in talks with government authorities to reach an understanding on the tariff review of our Natural Gas Transportation segment

In 2022 our revenues reached Ps. 164,525 million and our operating profit before depreciation of Property, plant and equipment amounted to Ps. 72,021 million, representing (5%) and (18%) variations, compared to 2021.

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The Natural Gas Transportation segment operating profit went down by 6,493 million, which makes it imperative to continue the constructive talks initiated in the previous years with government authorities to advance in the Tariff Review Process (“RTI”, according to its acronym in Spanish). Under this framework, in April 2022 we obtained the first tariff adjustment we had achieved since April 2019, representing a 60% increase. Likewise, on January 4, 2023 at a Public Hearing summoned by ENARGAS we put forward our request for a new transitory increase that allows us to move towards the closing of the Tariff Review process, of utmost importance to achieve a foreseeable, fair and reasonable tariff framework.

Transporting around 60 % of the gas consumed in Argentina, our main pipeline system satisfactorily met the demand for natural gas transportation. As proof of our reliable and safe operations, in the year 2022 our transportation system facilities reached operative efficiency and reliability ratios of 99.99% and 99.58%, respectively.

Rising to the challenge presented by the operation of the Cerri Complex amidst difficult economic variables— thanks to the implemented measures and our people’s commitment—, we managed to reach a production of 1,122,639 tons of Liquids, with  operative efficiency and reliability ratios of 99.78% y 99.80%, respectively. In 2022 we hit a record in natural gasoline production, which emphasizes our facilities’ capacity to manage resources adequately. However, in spite of this business segment’s solid performance, its operating profit went down by 8,452 million.

International prices presented a marked volatility: after a post-pandemic rising trend they followed a visible downward path towards the second half of the year. This, along with the increase in the price of the natural gas used as TPR narrowed the operative margins of this business segment. It is worth mentioning the positive impact of the implementation of the Gas.Ar Plan in 2021, which —in spite of triggering a price increase— capitalized greater availability of natural gas that made it possible to maintain processing levels.

Where business has turned most challenging and promising is in the Other Services segment, which will allow us to resume the growth path and play a leading role in the energetic development of Argentina and the region.  Providing continuity to the US$ 300 million investment in the year 2019 for the construction of the Vaca Muerta gathering and conditioning system, during 2022 we went ahead with the works to expand the Tratayén plant with the installation of two modular gas conditioning plants with Joule Thomson capacity, each of them with a 3.5 MM3/d natural gas capacity and a new gasoline stabilization tower. This project was started up on staged dates during the first two months of 2023 and involved an estimated investment of US$ 32 million.

We have also approved and started the investment phase towards the installation of 2 Propak conditioning plants, each with a 6.6 MMm3/d capacity, which will be operative by late 2023 and mid-2024, along with complementary works. These works will require an investment of around US$ 270 million.

These projects will expand Tratayén plant conditioning capacity to 28 MMm3/day to provide conditioning services to the Vaca Muerta System, improving the profitability of the investment

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conducted by tgs, ensuring the evacuation of producers’ gas volumes. Besides increasing conditioning capacity, these modules can extract liquids at a low additional investment.

We are also working on two major projects. The first involves the development of a natural gas liquefaction plant in Bahía Blanca that facilitates the export of natural gas produced in Vaca Muerta. The second foresees the partial and/or total conversion of the Tratayén plant, currently in conditioning mode, into a natural gas processing plant, plus the complementary works that allow the obtained liquids’ transportation, fractionating and dispatch from some port of the Bahía Blanca area.

All the mentioned undertakings we are pursuing highlight our commitment to the energetic development of our country with the vision that— under an adequate economic and regulatory framework— we can make of Argentina one of the main suppliers of energy in the region and position tgs as a leading and innovating midstream services company.

We have also addressed growing investors’ and governments’ concerns regarding ESG issues. In 2022 we devised our first strategic plan on this matter, in which every proposed axis is linked to the SDGs and represents our current and future commitment, acknowledging the leading role of natural gas in the energy matrix towards the transition to energies with low carbon dioxide emissions.

We thus presented our Five-Year Safety, Environment and Quality Plans, paving the way to the safe and sustainable tgs we are building. In terms of quality, we focus on internal and external clients with specific actions that allow us to fulfill tgs’ dream.

The design of said plans led us to define emission, water and waste treatment reduction goals for the oncoming years and set the bases so that in the first 2023 quarter we can define goals for the efficient use of energy.

We also launched a broad program for communication and training on people diversity and inclusion issues, which will allow us to define a plan and outline our objectives on this matter in the year 2023.

We keep strengthening our commitment to the community by means of several educational activities that integrate them to our businesses and raise climate action awareness in each of our activities.

We pursue our transformation towards an open, dynamic and cooperative culture relying on these four cornerstones:

ACHIEVEMENT INNOVATION FOCUS ON THE CLIENT ETHICAL AND TRANSPARENT   PERFORMANCE.

Towards such goal, this year we conducted activities focused on the development of our workers, such as the Seedbed, Ambassadors and Exploratory Outposts Programs. We also develop programs to strengthen our leaders in their daily performance, with the purpose of preparing them for the oncoming challenges to be faced.

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Nothing of what we have achieved would have been possible without the unwavering dedication and talent of the 1,095 persons that make up our team, who —weathering complex and challenging times— have been able to adapt to and address each of the difficulties that arose.

Future Outlook

The future of natural gas as an essential fuel in the energy matrix of our country gets stronger and clearer every year, which will make Argentina a sustainable country of great growth. tgs consolidates itself as a provider of integrated services in the hydrocarbon industry.

The current economic scenario and the tariff review process addressed by the authorities imply that we must keep generating valid and constructive dialogue channels that ensure a profitable and efficient natural gas transportation business in line with our country energetic development, meeting domestic and foreign demand and addressing the interests of our stakeholders’ groups.

We will keep our eyes on Vaca Muerta, where Argentina’s energetic future lies and we will continue pursuing alternatives to make our investments more profitable and increase our services portfolio.

Aware of the role we play in the community, we pledge our commitment to society, and thus our vision is to be a sustainable business model, working with passion in the creation of differential value to our shareholders, customers, employees and other stakeholders

We thank our shareholders for their trust in our performance, our clients and suppliers for being part of our businesses and our workforce for their tireless cooperation, commitment and dedication. It is to their joint efforts we owe our positioning at the highest performance standards throughout our history of 30 years, which —empowered by our cultural change process— will earn us a leading role at the forefront of our industry.

   Horacio Turri

     Chairman

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2.Macroeconomic Scenario

This year we have conducted our operations amid a complex economic scenario, the main variables of which were marked with high volatility on account of COVID19 ongoing developments, the conflict between Russia and Ukraine and political and economic imbalances both within a national and international scope.

tgs has adopted several measures to counter the emerging risks derived from this scenario.

2.1 Argentine Context

Since the 9.9% GDP drop in 2020 due to the COVID sanitary crisis, starting in 2021 economic activity has begun a recovery path with a 10.4% increase in GDP. In November 2022, the Monthly Estimate of Economic Activity (“EMAE”, according to its initials in Spanish) recorded an increase of 2.6 percent in the year-on-year comparison.

Although in 2021 fiscal deficit went down due to a reduction of public expenses and extraordinary revenues established by the Argentine Government to finance the measures adopted to mitigate the socioeconomic crisis, in 2022 fiscal deficit remained high. Moreover, the issuance of currency devised to finance it contributed to increase macroeconomic imbalances that endanger sustainable economic growth.

A major landmark in 2022 was the agreement entered with the International Monetary fund (“IMF”) on a new Extended Facilities Program. With a 30-month term, disbursements to be made throughout ten years, a grace period of four years and a half, this program allows our country to postpone its payments to the entity and strengthen its short- term reserves. Among the undertaken commitments, it is worth mentioning the gradual fiscal consolidation –reaching balance in 2025- along with the reduction of the deficit monetary financing and the accumulation of reserves to gain some freedom in monetary policies.

In this sense, the BCRA continued restricting access to the Free and Single Foreign Exchange Market (“MULC”, according to its initials in Spanish), with the aim of preserving its reserves and continued with its policy of phased devaluations to avoid dramatic drops in the value of the Argentine peso versus the United States dollar. On the other hand, during 2022, several further measures have been adopted in the stock market to restrain financial dollars and reduce their exchange gap with the official dollar.

Besides, in 2022 the Argentine Central Bank established several differential exchange rates in order to boost foreign exchange settlements by the agricultural sector (“soybean dollar”) or discourage expenditures abroad. All of the above was implemented in pursuit of the outlined goals and with the aim of strengthening reserves.

Among the main 2022 macroeconomic variables, it is worth pointing out at:

•According to Argentine National Bank issuances, the exchange rate continued its rising trend, closing at $ 177.16 per each United States dollar as of December 31, 2022, from $ 102.72 recorded at the closing of 2021 (representing an increase of around 72.47%, well

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below the inflation measured by the CPI). However, as of December 31, 2022, its gap with parallel United States dollar exchange rates was close to 94%.

•2022 CPI was of 94.8%, whereas 2021 CPI had been of 50.9%. An acceleration dynamics has been recorded throughout the whole year, in spite of delays in public utilities tariff updates and exchange rates and price policies outlined by the Argentine government to uphold consumption and mitigate the downturn of salaries’ purchasing power.

•The Internal Index Wholesale Prices variation (IPIM, according to its acronym in Spanish) for the year 2022 was of 94.8%, whereas it had been at 51.3% in the year 2021.

•The Salary Index as of December 2022 recorded a year-on-year increase of 90.4% compared to the index recorded in the previous year (53%).

•BCRA gross reserves remained under pressure, reaching US$ 44,598 million in December 2022.  Nevertheless, net reserves went up to US$ 6,700 million in 2022 from the US$ 3,200 million at the closing of 2021.

•The country risk premium paid by the Argentine debt, measured through the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, was around 1,688 points as of December 31, 2022.

•Trade balance recorded a US$ 6,923 million surplus. Exports amounted to US$ 88,446 million and imports totaled US$ 81.253 million. Exports went up by 13% compared to the year 2021 mainly in the food segment, energy and industrial manufacturing. On the other hand, 2022 imports rose by 29% versus the amount recorded the previous year, mainly derived from the import of fuel and lube oil, spare parts and accessories for capital assets.

•In the fiscal field, revenues closed the year with an 80.9% increase. VAT revenues went up by 79.2% (below inflation). Income Tax and  Personal Assets Tax account for a great deal of the increase in revenues, although towards the end of the year revenues related to the domestic market and consumption started to bounce back to pre-pandemic levels.

Presidential elections in Argentina in 2023 bring about even further uncertainty in connection with the main macroeconomic variables.

Lastly, as a consequence of the drought, the 2022-23 wheat harvest is estimated to be 46% lower than the previous year, with severe fiscal and exchange impacts. On the other hand, even if weather conditions do change, soybean and corn harvests will be significantly lower than in the previous crop year.

As of the date of the issuance of the present Annual Report, it is not possible to foresee the impact or the duration of this macroeconomic uncertainty, nor the effect that the measures that have been and will be adopted in the future might have, but they could negatively affect our results, financial condition and cash flows. However, given tgs financial condition, we estimate we will be able to continue honoring our financial commitments in the near future.

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2.2 INTERNATIONAL SCENARIO

According to the WEO issued by the IMF, global GDP is expected to have grown by 3.4% in 2022 and go up by 2.9% in 2023. The growth deceleration forecasts since 2001, beyond the financial crisis and the acute phase of COVID, are a consequence of the slowdown of the developed economies, the impact of the measures adopted to fight peaking global inflation and the restrictions imposed by China to uphold its Zero COVID policy.

Inflation, at its highest levels recorded over the last decades, has played a major role in the 2022 economic crisis. Driven by supply chain restrictions and the conflict between Ukraine and Russia, the most affected goods were the ones related to energy, raw material and food. Moreover, the swift rise in demand and employment in countries like the United States have also pushed the rise of prices.

This global macroeconomic outlook has been particularly challenging for the emerging markets and developing economies. The United States dollar appreciation added pressure to domestic prices and to the increase of interest rates to external financing to which these countries resort. These factors added to capital flights have made it difficult for such countries to refinance their indebtedness.

Future forecasts are darkened by a high level of uncertainty, worse than usual. Recovery from COVID is not guaranteed even in countries where infection is currently very low, when the virus is circulating somewhere else. Besides, the existing forecasts are based on the assumption that the financial conditions will stay at the current levels.

China‘s abrupt and messy abandonment of its Zero Covid strategy casts a further shadow on 2023 world growth outlook. The 2023 Latin America outlook is indeed uncertain, with Lula Da Silva’s return to the presidency in Brazil, disturbances and protests in Peru that may lead to bringing elections forward, recession in Chile and rocketing inflation and devaluation of the main currencies in connection with the United States Dollar.

The prices of the main energy commodities recorded a severe drop in 2022.

In the field of natural gas, European prices have undergone high volatility, caused by an unprecedented uncertainty in supply, as Russia dramatically reduced its pipeline deliveries to Europe. This led to a considerable tension in alternative sources market. The gas crisis triggered by the conflict between Russia and Ukraine in February 2022 has led to several adjustments in the markets. European buyers have strongly increased their LNG acquisition, which has generated market tension and have wrecked demand in several importing regions.

Lastly, regarding oil quotes and addressing growing concerns regarding inflation, the main producers have decided to cut down their stocks. Hence, the price of the Brent crude oil went up by 10% in 2022, compared to 2021.

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3.Natural Gas Industry in Argentina

Demand for natural gas

Over the last years, natural gas has had a predominant share in the national energy matrix, reaching 52% out of total fuels consumed in the year 2021.

2021 Argentine Energy Matrix
Renewables 8%
Hydroelectricity 3%
Nuclear Energy 4%
Coal 2%
Oil 31%
Natural Gas 52%
Oil
Natural Gas
Coal
Nuclear Energy
Hydroelectricity
Renewables

Source: Energy Secretariat - Energy Balance.

Natural gas consumption throughout the year 2022 reached 137 MMm3/d— 2.1% above the volume recorded in the same period of the previous year (+3 MMm3/d)—. Said variation is mainly attributable to higher priority demand consumption derived from lower temperatures and higher exports due to greater natural gas availability. The recorded increase could have been even higher if it had not been for the impact of the conflict between Russia and Ukraine on LNG price and the resulting drop in imports from Escobar and Bahía Blanca regasification terminals. This variation was partially offset by the hydroelectric generation sector, which substituted part of its natural gas consumption with alternative fuels (gasoil and fuel oil).

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Natural gas consumption per sector (2022 vs. 2021)

Source: Own elaboration based on internal data.

During 2022 third quarter, average temperatures (13.9°C) 2 were colder than the ones recorded in the same period of 2021 (15.3°C), which accounts for the growth of priority demand  (residential + SMEs) compared to the previous year, recording an average aggregate increase of 2.5 MMm3/d.

Thanks to the incentive scheme outlined by the Gas.Ar Plan, production levels went up and kept their rising trend throughout the whole 2022. This higher natural gas availability in the domestic area fostered a sustained increase of exports, mainly destined to Chile by means of the Gas Andes Pipeline, even during winter, as the delivery of such volumes would not prevent us from meeting the needs of our domestic market thanks to the current design of the transportation infrastructure.

In spite of a 3.6% rise in the demand from the electricity sector, aggregate electricity generation went down by 2.2% (-3.0 TWh), and said difference was covered by imports mainly proceeding from Brazil. The drop in local generation is mainly attributable to a lower thermal generation (-7.7 TWh) due to the economic need to minimize fuel imports (liquids and LNG) and, to a lesser extent, to lower nuclear generation (-2.7 TWh) as a result of a lower availability at the three power plants. Lower thermal and nuclear generation was partially offset by a recovery in hydroelectric power generation (+25.2%; + 6.1 TWh) compared to 2021, although the contribution from rivers stayed at levels below historical averages. Renewable energies kept going up (+10.9% vs 2021) representing 14% of total generation (19.3 TWh).

The graph below presents monthly consumptions throughout the year 2022 in MMm3/d in each of the demand sectors, compared to total demand in 2021 (represented by a red line),

2 Buenos Aires Ring’s average temperature.

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Source: Own elaboration based on internal data.

Demand for natural gas recorded in the first half of the year 2022 was above the levels of the same period of last year. Said variation derives mainly from natural gas exports, which had been suspended in 2021 due to lower local production in the months prior to the Gas.Ar Plan start-up.

The graph below represents 2022 monthly variations compared to the year 2021, in MMm3/d for each of the demand sectors.

Natural gas consumption variations per sector (2022 vs. 2021)

Source: Own elaboration based on internal data.

A breakdown analysis of 2022 aggregate gas consumption per kind of user in Argentina shows that the most demanding sector still was electricity generation, followed secondly by priority demand, whereas the industrial sector ranked third.

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NATURAL GAS CONSUMPTION PER KIND OF USER (YEAR 2022)

Source: Own elaboration based on internal data.

Natural gas supply

In 2022, aggregate natural gas supply went up by 6.8% with respect to the previous year, increasing from 124.1 MMm3/d to 132.6 MMm3/d.

Natural gas production per basin (MMm3/d)

Source: SESCO, Energy Secretariat.

A 2022 natural gas operators’ breakdown points out at YPF as the main producer in Argentina with a share of 28% in total production, followed by Total Austral S.A. with 23%.

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Main Argentine natural gas operators’ share over total production (2022)

Source: SESCO, Energy Secretariat

Given the marked seasonality of the demand for natural gas in Argentina, with peak consumption during winter months, national natural gas production in Argentina— supplemented with natural gas imported from Bolivia— meets local consumption needs in the warmer months (from October to April). However, during the coldest months (from May to September), such production falls short and is supplemented with the import of additional natural gas volumes proceeding from Bolivia and LNG. Additionally, it was required to resort to liquid fuels to meet the demand from electricity power plants, given the unavailability of water in the hydroelectric power plants and LNG imports advantages in terms of price.

In 2022, the Sixth Addendum to the Gas Supply Agreement with Bolivia came into effect. This new addendum changed the price formula, and -due to Bolivian gas fields’ production declination- reduced supply volumes. The mentioned addendum of the gas import between Energía Argentina (Enarsa) and YPFB (Bolivian fiscal oil fields) was signed on December 30, 2022 and includes the reduction of the natural gas to be received.

Supply from Bolivia –under the agreement entered by both governments – recorded an average of 10.4 MMm3/d, 2.6 MMm3/d lower than the volume recorded in 2021. On the other hand, LNG imports by sea, regasified and injected into the natural gas transportation system at the Escobar and Bahía Blanca port located in the Province of Buenos Aires, recorded an average contribution of 6.2 MMm3/d in 2022, 3.4 MMm3/d below the LNG contribution recorded in the year 2021.

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Natural Gas Imports (MMm3/d)

Source: Own elaboration based on internal data

Total natural gas injection in June 2022, highest injection level of the year, reached 129 MMm3/d, 13 MMm3/d above the volume recorded in June 2021.

Supply (MMm3/d)

Source: Own elaboration based on internal data.

The Neuquén Basin produces the highest volume of natural gas injection, whereas  the remaining basins continued their natural decline (even Bolivia presents in a downward trend too), which makes it imperative to build the third main pipeline to transport the incremental gas proceeding from the Neuquén basin reserves developments.

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Local injection (MMm3/d)

Source: Own elaboration based on internal data.

On February 7, 2022 the Energy Secretariat issued Res. N° 67/2022, by means of which it creates the Pipeline System Program known as “Transport.Ar” National Production and declared as issues of public interest: the construction of the President Néstor Kirchner pipeline and the works required to expand the capacity of the National Natural Gas Transportation System, such as the pipeline linking the cities of Mercedes and Cardales in the Province of Buenos Aires and the expansion of the Neuba II Pipeline.

Likewise, Decree N° 76/2022 dated February 11, 2022, granted the license to operate this pipeline for a 35-year term to IEASA and created the Argentine Gas Development Fund (“FONDESGAS”, for its acronym in Spanish)-, appointing IEASA as both trustor and beneficiary and the Argentinean Development Bank of Investment and Foreign Trade (“BICE for its acronym in Spanish) as trustee.

The construction of the President Néstor Kirchner Pipeline —and its complementary works— is of vital importance for the energetic development of Argentina and will entail both fiscal benefits and a saving in foreign currency for Argentina as well.

In its first stage, it will link the city of Tratayén in the Province of Neuquén with the city of Salliqueló in the Province of Buenos Aires, where it will be connected to the pipeline system operated by tgs, contributing with a 21 MM3/d transportation capacity, with the construction of a section of the pipeline and two compressor plants, the first in Tratayén and the second in Salliqueló.

The second stage will involve the construction of a pipeline section up to San Jerónimo in the south of the province of Santa Fé and the installation of three additional compressor plants in the

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section Tratayén – Salliqueló, reaching an aggregate volume of 39 MMm3/d injection at the Tratayén wellhead.

gpnk.energia-argentina.com.ar

GPNK Gasoducto Presidente Néstor Kirchner | ENERGÍA ARGENTINA
PROYECTO FINANCIAMIENTO NORMATIVAS NOVEDADES

Reversión Gto. Norte
ENTRE RIOS
GASODUCTO COLÓN - PAYSANDÚ
GASODUCTO CENTRO OESTE
CORDOBA
SAN JERÓNIMO
SAN LUIS
URUGUAY
GASODUCTO GASANDES
GASODUCTO MERCEDES - CARDALES
GASODUCTO GNL ESCOBAR
GASODUCTO CRUZ DEL SUR
MENDOZA
GASODUCTO PRESIDENTE NESTOR KIRCHNER
ETAPA 2
NEUBA II
NEUBA I
SAN MARTIN
Tramos Finales Neuba II
SALLIQUELÓ
ETAPA 1
BUENOS AIRES
GASODUCTO PACIFICO
LA PAMPA
TRATAYÉN
GASODUCTO NEUBA I
GASODUCTO NEUBA II
NEUQUEN
GASODUCTO GNL BAHIA BLANCA
RIO NEGRO
OCÉANO PACÍFICO
CHILE

15:00
26/12/2022

The Gas.Ar Plan was implemented during 2021. It underlines the need to guarantee the satisfaction of the natural gas demand and outlines incentives to materialize immediate investments tending to maintain and/or increase production in the gas basins, where producers commit to achieve a production curve that ensures the maintenance and/or growth of current levels.

The program articulates a mechanism that guarantees the satisfaction of gas demand from priority residential consumers and electricity power plants, allowing exports of the remaining balances in non-winter seasons.

The first rounds of the tender for capacities and prices under this program were conducted during 2020 and 2021, showing producers’ interest to increase their activities.  The table below shows the results of the three Rounds of the “2020-2024 Gas Scheme” focused on the year 2022:

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By means of Res. N° 770/2022, on November 11, 2022, the Energy Secretariat summoned to a National Invitation to Tender for the extension of the commitments undertaken by the successful bidders in the Neuquén basin in Rounds 1 and 3 (Round 4.1), as well as the awarding of the following incremental volumes in the Neuquén basin (Round 4.2):

1) Base Gas July: up to 11 MMm3/d for the period comprised from July 1, 2023 to December 31, 2028; 3.41 US$/MMBTU (weighted average price in accordance with results issued by the Energy Secretariat Resolution No. 860/2022).

2) Base Gas January: up to 3MMm3/d for the period comprised from January 1, 2024 and December 31, 2028; 2.99 US$/MMBTU (weighted average price in accordance with results issued by the Energy Secretariat Resolution No. 860/2022).

3) Peak Gas 2024: up to 7 MMm3/d for the period comprised from May 1 and September 30 of the years 2024 to 2028; 5.52 US$/MMBTU (weighted average price in accordance with results issued by the Energy Secretariat Resolution No. 860/2022).

4) Peak Gas 2025: up to 7 MMm3/d for the period comprised from May 1 and September 30 of the years 2025 to 2028. 4.68 US$/MMBTU (weighted average price in accordance with results issued by the Energy Secretariat Resolution No. 860/2022).

Additionally, through the same resolution, the Energy Secretariat summoned to a National Bid Invitation to tender for:

1) The extension of the commitments undertaken by the successful bidders in the provinces of Chubut and Santa Cruz in Round 1 (Round 5.1).

2) The presentation of Incremental Gas Projects in the Austral and Northwestern basins, within the framework of the Incremental Activity Plan in line with the stipulations of Decree N° 892/2020- substituted by Decree N° 730/2022-, with the purpose of obtaining additional natural gas volumes that strengthen the transportation system injection where there is available capacity (Round 5.2).

Under this round, an Incremental Gas Project was received from CGC to increase the production in the Austral basin, in its Santa Cruz and Northern Santa Cruz areas (San Jorge Gulf) with a net contribution to the system of over 2 MMm3/d for the next winter and around 2.60 MMm3/d for 2024 winter at an average price of US$ 7.40 per MMBTU.

The successful bidders of Gas.Ar Plan Rounds 4 and 5 were: YPF, Shell, Pampa Energía, PAE, CGC, Pluspetrol, Tecpetrol, Total, Exxon Mobil, Petrobras, Vista and Wintershall Dea. It is worth underlining that bids for over 45 MMm3/d to cover the president Néstor Kirchner Pipeline were received, over twice as much as the capacity foreseen to be put into service in early 2024. Besides, bids were obtained to cover winter peaks at a price close to 5 US$/MMBTU.

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4.OUR BUSINESSES IN 2022

18

Natural Gas Transportation

NATURAL GAS TRANSPORTATION

+60% of Consumed Natural Gas in Argentina

9,231 km
of pipelines

85.4 MMm³/d
of Injection Capacity

780,100 HP
of Installed Power

33
Compression Plants

7
Served Provinces

Revenues generated by this business segment amounted to Ps. 40,463 million in 2022, reflecting a negative variation of Ps. 7,087 million compared to the Ps. 47,730 million recorded in 2021.

Source: Own elaboration based on internal data.

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Tariff Overview

The closing of the Tariff Review Process by means of ENARGAS Resolution N° 310/18 was critical in the path towards the development of a sustainable natural gas transportation business that meets the high-quality standards outlined by the mentioned regulatory body, which we have complied with since we were granted the License.

As a consequence of the economic context and COVID impacts, from April 2019 to March 2022 we did not receive any tariff increases whatsoever, although it would have been applicable in accordance with the provisions of the mentioned Tariff Review Process. This situation, combined with the sustained increase of operation costs driven by inflation, has had a negative effect on the profitability of this business segment.

A new Public Hearing was held on January 19, 2022 under the framework of ENARGAS Resolution N° 518/2021, the aim of which was to address a transitory tariff adjustment as foreseen in Decree N° 1020/2020. At said hearing, striving to reach a definite agreement in the renegotiation and restore the economic financial equation, tgs requested a transitory tariff adjustment to address the evolution of operating costs and the main macroeconomic indicators. This aggregate increase of 125% was to be applied in two stages throughout the year 2022.

Subsequently, on February 1°, 2022, we received from ENARGAS a proposal related to the Transition Renegotiation Agreement (the “2022 Transition Agreement”), which was approved by our Board of Directors on February 2, 2022 and by several governmental entities on February 18, 2022. Said agreement stipulates a transition tariff regime increase of 60% as from March 1, 2022 (“TTR 2022”) and was ratified by the Executive Branch through Decree N° 91/2022, coming into effect as from February 23, 2022.

On February 25, 2022, ENARGAS Resolution N° 60/2022 was published on the Official Gazette, by means of which the new tariff charts contemplated in TTR 2022 became effective as from March 1, 2022.

Under the framework of the 2022 Transition Agreement, tgs suspended the administrative appeals filed before the Ministry of Economy and ENARGAS related to the breach of the obligations outlined under the Tariff Review Renegotiation, also agreeing not to initiate new claims, appeals, action, lawsuits or arguments of any kind and/or to suspend, keep suspended or extend the suspension of all filed appeals and claims.

On December 6, 2022 through Decree N°815/2022, the deadline for the finalization of the Tariff Review Process was extended for one further year as from its expiration stipulated by Decree Nº 1020, that is to say until December 18, 2023. It also extends, as from January 1, 2023, ENARGAS intervention, instructing this entity to conduct all the measures required to ensure a transition tariff adjustment while renegotiation continues, in accordance with Decree N°1020.

Under this framework, on December 7, 2022, ENARGAS issued Resolution N°523/2022 (“Resolution 523”) by means of which a Public Hearing was summoned to be held on January 4,

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2023 to consider a transitory tariff adjustment for the natural gas transportation service. At said hearing, it was informed that the increase pending to be applied —by virtue of the lack of semi-annual adjustments based on the Internal Wholesale Prices Index since April 2019 and the transitory adjustment granted as from March 2022— was estimated to amount to 270% as of December 2022. In spite of such calculation tgs took into consideration the actual country scenario and requested a transitory tariff increase of 135% for the year 2023, with the aim of ensuring the continuity, accessibility and normal rendering of the natural gas transportation service, in conditions of safety, seeking to mitigate the economic and financial effects of higher costs and expenses related to the service.

As of the date of issuance of these consolidated financial statements, no ENARGAS resolution approving the tariff increase has been issued.

It must be underlined that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of agreeing on a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

Natural gas transportation system operation

Meeting the needs of 70 direct clients and 6.3 million indirect clients, we keep performing a leading role in the natural gas industry in Argentina. The breakdown of the total firm capacity as of December 31, 2022 per kind of client is as follows:

FIRM CONTRACTED CAPACITY PER CLIENT

Source: Own elaboration based on internal data.

In 2022, average daily natural gas’ injection to the pipeline system under firm or interruptible services operated by TGS amounted to 68.6 MMm3/d, lower than the average 69.7 MMm3/d recorded in the fiscal year 2021. It should be noted that Neuquen basin’s contribution was 13% higher than last year, whereas the Austral basin injection went down by 11%.

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As of December 31, 2022, total capacity hired on a firm basis or “ship-or-pay” was of 83.1 MMm3/d, with a weighted average life cycle of approximately 11 years.

Throughout the year 2022, due to the constant increase of non-conventional gas production in the Vaca Muerta gas fields in Neuquén, we observe a higher injection from such basin. Consequently, Neuquén firm contracted capacity use was higher than 96% in the winter period.

On the other hand, the Austral basin firm contracted capacity use for the same period was around 68%.

It is worth mentioning that this year we entered 148 new agreements: 57 interruptible transportation services and 91 exchange and displacement contracts.

Natural gas transportation operating data

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FINANCIAL AND OPERATIVE INDICATORS OF THE NATURAL GAS TRANSPORTATION SEGMENT

2022	2021
(in millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Net revenues	40,643	47,730
Operating Income	52,461	66,392
Depreciation of property, plant and equipment	(14,385)	(13,844)
Identifiable assets	224,136	242,560
Capital expenditures	8,859	12,886
Operating Statistics:
Average Capacity hired on a firm basis (in MMm³/d)	83.0	82.6
Average deliveries (en MMm³/d)	68.6	68.3
Annual Load Factor	83%	83%
Load Factor during Winter (2)	95%	95%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the annual average deliveries and the average firm contracted capacity.

Liquids Production and Commercialization

NGL´S BUSINESS

2nd Natural Gas Processor in Argentina

47 MMm³/d
of Natural Gas Processing Capacity

1,1 MM MT
of Liquids Annual Production

54,000 MT
of Storage

+32,000 trucks in 2022

First export of LPG by sea from Argentina to Brazil to industrial user

Revenues related to this segment accounted for 63% of tgs total revenues in 2022. This segment’s performance went down by Ps. 4,535 million in a year- over-year comparison, from Ps. 108,560 reported in 2021 to Ps 104,215 million in 2022.

Out of the total tons dispatched in 2022, 35% of them were exported. Breaking down the tons dispatched to the domestic market, 80% were sold at dollar denominated prices, which are subject to the evolution of the United States dollar.

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This year, tgs ranked as the second ethane producer in Argentina, below MEGA; Our production share went up to over 40% of total ethane produced in the year in our country. The graphs below show our share in aggregate propane and butane production in Argentina in 2022:

Source: Energy Secretariat

International average reference prices of the products we export —propane, butane and natural gasoline— did not show significant annual variations compared to the previous year. However, reference prices presented an uneven dynamics throughout the reported year: in the first 2022 semester they increased sharply but later— as commodities prices recovered due to a global economic recovery and the energy crisis that affected Asia and Europe— went down as from the second semester of the year and stabilized at levels similar to the prices recorded at the closing of 2021. For further information, please see “International Scenario”.

In the domestic field, as mentioned below, through Resolution N°249/2021 the Energy Secretariat increased the prices of the products allocated to the Household Program as from April 2021 to Ps. 12,626 and through Resolution N°270/2022 to Ps. 15,152 as from April 2022. Said price was increased in stages by means of Resolution N°609/2022, setting a price of Ps. 17,500.47 as from August 2022 and a price of Ps. 18,375.49 as from September 2022. Lastly, the latter price was increased via Resolution N°861/2022 to Ps. 26,800.80 as from December 1, 2022. Over the first months of 2023, the Energy Secretariat approved further price increases.

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In August 2021, under this program’s framework, through Resolution N°809/2021the Energy Secretariat established a financial aid for butane producers, equivalent to 20% of the commercialization price. This aid came into effect from August to December 2021 inclusive and afterwards by means of Resolution N°88/2022 and N°271/2022, the aid was extended until March 31, 2022 and December 2022, respectively.

Besides, we participate in the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”) entered by and among the National Government and several propane producing companies through which tgs commits to supply propane to undiluted propane distributors and sub-distributors at a price lower than the market. In return for that, tgs receives an economic compensation that is calculated as the difference between the sale price set by the government and the export parity price determined by the Energy Secretariat.

On a yearly basis, the fractionating companies and the propane producers enter with the government the corresponding agreements that define the minimum volumes of product that must be commercialized in the domestic market.

Foreign Market

Volumes sold overseas during 2022 amounted to 398,547 tons, 52,442 tons above the 346,105 tons sold in 2021.

In 2022, Liquids Production and Commercialization exports revenues were Ps. 46,314 million and represented 28% (26% in 2021) of total net revenues and 44% (41% in 2021) of total Liquids Production and Commercialization revenues.

In 2022 we continued commercializing LPG by land, dispatching roughly 16,156 trucks (372,813 tons) loaded with our own product, versus the approximately 17,348 trucks (410.029 tons) of our own product dispatched in 2021. Trucks dispatches are basically carried out to meet our domestic demand but also allow us to export our products to neighboring countries. Although their volumes are substantially lower than the exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio.

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Propane and butane deliveries overseas were conducted in a SPOT modality in 2022, seizing opportunities related to different niche markets, which allowed us to increase considerably the fixed premiums of each transaction.

tgs keeps upgrading its positioning in the Brazilian market and in 2022 continued exports by sea to Brazilian LPG distributors, which started in 2021 in a direct modality, with no go-betweens. Besides, in September 2022 we conducted our first direct sea export to a Brazilian industrial user. Also, in December 2022, tgs conducted the largest LPG export to private Brazilian companies by sea.

Regarding natural gasoline exports, throughout the year 2022 and until February 2023 we traded such product by means of an agreement entered with Trafigura Pte Ltd at an international price, less a discount. As of the date of the present Annual Report, a new agreement has been entered with Trafigura Pte Ltd. expiring on February 2024 with similar terms to the agreement in effect during 2022, although it contemplates a larger discount from the international price.

As mentioned above, on the whole international prices showed a rising trend, mainly in the first quarter, slightly contracting during the first half of the year and towards the year end. International prices are expected to go up in the short term, although below the averages of the first half of 2022. Additionally, as a result of the increase in sea freight costs, the prices at which our products are exported are foreseen to be subject to reductions/premium increases or discounts.

Domestic Market

During 2022, tgs continued participating in the several supply programs dictated by the National Government. Such is the case of the program for LPG Supply at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015, later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Secretariat of Energy and Resolutions N° 56-E/2017,  N° 287-E/2017 and  N° 15-E/2019 and Provisions N° 5/2018, N° 34/2019 N° 80/2019, N° 104/2019, N° 30/2020, N° 249/2021 N°270/2022, N°609/2022 and N° 861/2022 of the current Energy Secretariat  (“Household Program”) and the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”).

The Household Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

Participation in this program compels tgs to commercialize LPG volumes required by the controlling entity at prices inferior to market values and under certain circumstances at prices lower than their processing cost. Moreover, along the term of the mentioned program we have suffered important delays in the collection of the financial aid established by the Argentine Government.

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Regarding the Propane for Networks Agreement, on August 10, 2021 we signed its eighteenth renewal, in effect until December 31, 2021. The agreement expiring on December 31, 2022 was signed on June 23, 2022

This agreement contemplates compensations to be paid by the Argentine Government to the participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Secretariat of Energy. However, there have been significant delays in the collection of the mentioned compensation. Its overdue balance as of December 31, 2022, was of Ps. 3,424 million. In January 2023 we collected an amount of Ps. 1,604 million related to said compensations.

Beyond the supply programs mentioned above, we sold 196,990 tons of propane and 17,072 tons of butane, mainly destined to the fractionating market and —to a lesser extent— to the industrial, propellant and automotive markets.

We kept commercializing ethane, under a long-term agreement entered with PBB. This agreement contemplates similar terms to the ones agreed in the former one, but involves improvements in the take or pay clause of annual compliance, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2022, ethane tons sold to PBB slightly went down because the client could not acquire more product: total tons sold under this program amounted to 329,232 tons, when in 2021 we had recorded 353,078 tons.

We also continued rendering logistic services at Puerto Galvan facilities in a successful manner.

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Natural gas processing

In 2022, Liquids production reached 1,122,639 tons (2,403 tons above 2021 production). Gas arriving to the Cerri Complex for processing slightly increased compared to the volume recorded in 2021 mainly as a consequence of higher volumes arriving from the Neuquén basin partially offset by lower gas volumes arriving from the Austral basin.

In terms of products dispatch, in 2022 our number of dispatched trucks went up to 32,962.

The price of natural gas acquired as PTR for processing at the Cerri Complex —measured in United States dollars— rose by 29% compared to 2021. Said increase is related to the start up of the Gas.Ar Plan, implemented by the National Government, the aim of which is to generate the framework that facilitates the recovery of national gas production, establishing new market price references, added to a drop in the supply of certain productive basins and transportation restrictions from the Neuquén basin.

Higher international liquids prices and their effect on annual average prices positively impacted on the operating margins of this business in 2022. In addition to this, the coordinated team work of the different areas enhanced equipment performance through the natural gas processing daily programming, improving liquid recovery at the Cerri Complex and conducting works that will further optimize PTR consumption. Besides, thanks to the new natural gas supply agreements and the current natural gas situation, its supply was guaranteed at reasonable prices.

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FINANCIAL AND OPERATIVE INDICATORS OF THE LIQUIDS SEGMENT

2022		2021
(in millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Net Revenues	104,215	108,560
Operating Income	39,093	47,353
Depreciation of Property, Plant and Equipment	1,309	1,195
Identifiable assets	79,913	74,893
Capital expenditures investments	2,100	3,369
Operating Statistics:
Liquids total production (in thousands of tons)	1,123	1,120
Liquids total sales (in thousands of tons)	1,129	1,119
Gas Processing Capacity (in MMm3/d)	47	47
Storage Capacity (in thousands of tons)	54	54

(1)Information corresponding to consolidated financial statements.

Other Services and Telecommunications

The Other Services and Telecommunications segment revenues accounted for 10% of tgs total revenues in 2022. This area involves mainly the rendering of midstream and telecommunications services.

Midstream services

tgs

MIDSTREAM

1st Midstreamer of Vaca Muerta

Vaca Muerta Gathering System

150 km
of gathering pipelines

60 MMm^3/d
of Injection Capacity

4 Gas Plants in Neuquén Province
Gas Compression & Treatment Plants

Our leadership in the natural gas industry allows us to integrate all the links of the value chain, from the wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

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tgs strategy aims at being the leader in energetic development in Argentina. At present, this development lies in Vaca Muerta where tgs has been present since 2018. This year, with our eyes set on the future we anticipated to what the country needed: we took the risk and built the Vaca Muerta system, which consists in 150 km of gathering pipelines that go through multiple hydrocarbon areas and a conditioning plant in Tratayén to allow the entrance of gas to the regulated transportation systems.

The momentum that the Argentine Government has given to the development of Vaca Muerta with the implementation of the Gas.Ar Plan in December 2020 generated enough incentives to activate production. So much so that in the Neuquen basin, production levels were enough to fill up the ducts of the regulated transportation system with wellhead in such basin. The continuity of this plan will be essential to make the industry foreseeable, consolidate and potentially increase production levels. Therefore, in November 2022 with the purpose of giving gas producers foreseeability in their relations with their investors, the extension of the Gas.Ar Plan —which would have originally expired in 2024—was announced for the period 2023-2028.

Additionally, this new Gas.Ar Plan Round is also focused on increasing the production of conventional and tight gas in those fields that are connected to the main pipelines with idle capacity, as it is the case of our San Martín pipeline, with over 10 MMm3/d of idle capacity.

To reach new production level increases, it will be necessary to develop the new gas transportation infrastructure that links the Neuquén basin to the consumption areas. It is thus of the utmost relevance the start of the construction of the Nestor Kirchner Gas Pipeline besides the call for tender to supply the additional natural gas volume to be transported through this new pipeline. For further information, see “Natural gas industry in Argentina”.

As a consequence of higher natural gas production levels recorded in the Neuquén basin, tgs has recorded rising levels of activities at midstream facilities. To cope with this growth in volumes, we conducted expansion works at the Tratayén plant, a project that had been approved in the year 2021.

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This effort was complemented by the negotiation and closing of new service agreements (transportation and conditioning) with Shell Argentina and YPF in Bajada de Añelo, with Pampa Energía in El Mangrullo and with Vista Oil & Gas from the Bajada del Palo field up to the Tratayén Plant.

The Río Neuquén plant received higher natural gas flows this year, which opens opportunities to expand the services rendered at the same with potential capacity expansions.

In August 2022, we started works to extend the Vaca Muerta system pipeline. With an approximate investment of US$ 60 million, this work of a length of 32 km will extend from the Los Toldos I Sur area up to El Trapial (Northern Vaca Muerta). The plant is expected to be in service by July 2023.

BAJADA DE AÑELO
NORTHERN SECTION
115 km
36"
97 Kg/cm²M
TRATAYÉN
Bajada de Añelo
Tratayén
SOUTHERN SECTION
35 km
30"
97 Kg/cm²M
Río Neuquén
Plaza Huincul
PLAZA HUINCUL
RÍO NEUQUÉN

The economic impact of this business on the region is remarkable, as it favors the development of communities and contributes to the development of the Vaca Muerta area. Our accomplishments in this area mentioned above, added to other minor services we render, emphasize and tighten our bonds to our country’s natural gas producers and give us the chance to keep showing our service rendering capacity.

New Projects

We focus on the client and innovation, driving our businesses and investments alternatives towards profitability and to the delivery of value to our shareholders.

Thus, tgs approved several projects to expand the capacity of the Tratayén plant:

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•Installation of two modular gas conditioning plants through Joule Thomson technology, each with a treating capacity of 3.5 MM3/d of natural gas and a new gasoline stabilization tower. This project was started up in February 2023 and will involve an estimated investment of US$ 32 million.

•Installation of a 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 132 million, with startup date foreseen in December 2023.

•Installation of a second 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 138 million, with startup date foreseen by mid-2024.

These projects will expand Vaca Muerta System’s service rendering capacity, ensuring and guaranteeing the safety of the evacuation of producers’ gas volumes. Moreover, besides increasing conditioning capacity, these modules are convertible to processing activities with a low additional investment.

These projects also consolidate our commitment to the energetic development of Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. Hence, the building of the Nestor Kirchner Gas Pipeline recently announced by the National Government is of great relevance for this business segment, as it will allow us to enlarge our business portfolio in the region.

We are constantly in talks with different basins producers, seeking to seize business opportunities that may allow us to increase our service and clients’ portfolio.

Lastly, during 2022 we continued assessing new projects such as the construction of a gas liquefaction plant (LNG) in Bahía Blanca. This work poses an opportunity to exploit synergies with other natural gas production projects and would seize the domestic market demand drop during summer months.

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Telecommunications

TELECOMMUNICATIONS

Carrier of Carriers

TELCOSUR

4,600 km
of Radio Link

3,570 km
of Optical Fiber

150 km
of Optical Fiber in Vaca Muerta

Redundancy
Between the Digital Radio and Optical Fiber systems

Carrier & Corporate
Clients

Regarding the telecommunications services rendered by Telcosur, in 2022 we closed agreements that expanded our sold capacity and consolidated our operations.

Pursuing a mid and long-term business consolidation strategy, Telcosur closed agreements with new clients and extended or renewed current agreements. Among the most relevant agreements, we can mention:

Agreement with Shell

In 2022, Telcosur closed an agreement with Shell to link their plants in Bajada de Añelo and Sierras Blancas and its corporate network. The agreement consists in the rendering of data transmission and internet service between the mentioned plants for the operative management of the works. This agreement also involves the construction of a new optical fiber section through the road to Tratayén, to reach the Shell Sierras Blancas plant.

Agreement with Vista Oil & Gas (“Vista”)

The project consisted in the optical fiber link of Telcosur infrastructure in Tratayén to the Vista infrastructure in the Borde Montuoso field.

As originally the link had been required for connection at pipeline level between tgs and Vista, Telcosur participated in engineering definitions of said works to provide an extension of the optical

33

fiber network on both parties with the aim of generating the adequate technical conditions to close the internet sale business.

Agreement with Pampa Energía –El Mangrullo Field(“EMA”)

The project involved the link through optical fiber of the Telcosur infrastructure in Tratayén to Pampa Energía infrastructure in El Mangrullo field. The linking point was defined within the southern Vaca Muerta Pipeline.

Additionally to these networks’ link, we worked on an agreement for the rendering of internet services in the field.

Besides, thanks to the works mentioned above, we reached an agreement with Claro Argentina S.A. (“Claro”) to replace its satellite link for data transmission in the mobile radio base that had operated formerly in the field, to thus be able to render a better service to Pampa Energía at the site.

We also entered an annual maintenance agreement with Pampa Energía.

Installation of an optical fiber network in Vaca Muerta

In 2022, we went ahead with the installation of the high-capacity optical fiber network from Northern Vaca Muerta up to Los Toldos for over 32 km to provide telecommunication services to oil and gas producers in Vaca Muerta, who require large-volume data transmission for their operations and communications.

In 2022, we expanded optical fiber capacity in Vaca Muerta, providing point-to-point or multipoint solutions at constant speed and high capacity. Its voice, data, internet and video integration features allow to us to enhance costs.

New technologies

We moved forward with the implementation of Internet of things (IoT) radio base in Bahía Blanca to expand Telcosur service portfolios, adding augmented reality and drones to Telcosur’s service portfolio.

We also expanded the radio transmission system between the continental tip and Tierra del Fuego, which facilitated a network capacity increase and triggered service agreements with new clients. In order to develop the capacity required in Río Grande to meet the demand of clients such as Total, Carrier, YPF, Cirion, CGC and Telecom, among others, we added a fifth radio beam, which will increase the capacity of the section Río Gallegos to Rio Grande by 200 Mbps approximately. Furthermore, an optical fiber link was implemented between Río Gallegos and El Cóndor to transmit de 1 Gbps circuits.

FINANCIAL AND OPERATIVE INDICATORS OF THE OTHER SERVICES AND

TELECOMMUNICATIONS SEGMENT

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2022	2021
(in millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Net revenues	19,666	17,030
Operating income	8,527	7,525
Depreciation of property, plant and equipment	3,879	3,682
Identifiable assets	107,918	88,067
Investment in capital expenditures	10,657	4,414
Operating statistics:
Compression capacity (in HP)	34,790	34,790
Treatment capacity (in MMm³/d)	10.9	10.9
Average natural gas firm transportation capacity (in MMm³/d)	10.9	5.7
Average natural gas firm conditioning capacity (in MMm³/d)	7.4	4.9

(1)Information corresponding to consolidated financial statements.

5. Conduction of Operations and Safety

Pipeline system operated by tgs in Argentina

GRAL. SAN MARTÍN PIPELINE
GREATER BUENOS AIRES RING PIPELINE
NEUBA II PIPELINE
Ordoqui CP
Saturno CP
Olavarría CP
El Chourron CP
LOOP SUR PIPELINE
Barker CP
Indio Rico CP
GRAL. CERRI COMPLEX
MEDANITO-MAINQUE PIPELINE
NEUBA II PIPELINE
Gaviotas CP
La Adela CP
Fortín Uno CP
Río Neuquén CP
Belisle CP
Plaza Huincul CP and TP
Piedra del Águila CP
Picún Leufú CP
Chelforó CP
Cervantes CP
Río Colorado CP
NEUBA I PIPELINE
Gral. Conesa CP
CHELFORÓ-CONESA PIPELINE
San Antonio Oeste CP
Bajo del Gualicho CP
CORDILLERANO PIPELINE
Dolavon CP
GRAL. SAN MARTÍN PIPELINE
Garayalde CP
Manantiales Behr CP
Pico Truncado CP
Bosque Petrificado CP
Río Seco CP
San Julián CP
Piedrabuena CP
Moy Aike CP
Magallanes CP
TGS' Pipeline System
L. Gral. San Martín (LGSM) 4,590 KM
Neuba I 1,267 KM
Neuba II 1,958 KM
Others 1,416 KM
Total 9,231 KM
TGS' Compressor Plants

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Pipeline Investment Works

The gas pipeline system we operate satisfactorily met both the natural gas transportation demand and the regulatory entity’s requirements.

It is crucial to perform assessment, maintenance, inspection, mitigation and prevention tasks to ensure an efficient management of the pipeline system and avoid future service interruptions.

During the reported year, we conducted integrity assessment tasks, such as in-line inspections along 2,006 km of pipelines and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 460 km of pipelines. The purpose of these tasks is to identify, assess and control threats to pipelines integrity - such as external corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

In line with our 2022 recoating program, we changed recoating over 13 km of the pipeline system. This pipeline rehabilitation program has been the most significant of this kind ever undertaken by tgs, not only because of its economic scope but also due to the technical deployment it has entailed.

While performing the works mentioned in the last paragraph we also conducted non –destructive tests by means of the use of magnetic particles, ultrasound and hardness measurements for the identification of anomalies in longitudinal weld seams, stress corrosion cracking (“SCC”) and Hard-Spot, by means of which we were able to detect anomalies that could be mitigated through pipe replacements. The purpose of these recoating works is to mitigate the risk of external corrosion and SCC as well as to survey and mitigate any pipe anomaly that in the future may deteriorate the ducts and interrupt the service.  Thus is how we extend the useful life of our facilities.

We also conducted Recoating Works at the Scraper Trap launcher and receiver facilities of Salamanca.

To mitigate corrosive activity we carried out filling works in reinforcement sleeves to ensure integrity in high population density areas.

We launched an inline inspection plan with “EMAT” technology to detect cracks colonies, within the framework of the Stress Corrosion Cracking assessment and mitigation plan. In the year 2022, we inspected 364 km in the Neuba I Pipeline. As a result of the inline inspection with ultrasonic crack detection (UTCD) in liquid cavity we carried out at the discharge of the San Julian compressor plant, we could optimize the analysis of the EMAT inspections conducted previously, which led to the reprocessing of 20 inline inspection reports by the contractor, enhancing SCC cracking detection capacity.

On the other hand, seeking to ensure that inline inspection processes conducted at tgs meet best practices and international standards and always on the lookout for opportunities for improvement, in 2022 we conducted an audit to the inline inspection company that works with us, focusing on their staff competences and overall service quality.

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There is no doubt that this innovating approach and synergy between tgs and the contractor improve the service efficiency on the whole and guarantee our pipelines condition for the service.

Departing from an analysis and planning conducted by the pipeline integrity team, we conducted an assessment campaign of 170 external corrosion and geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs that were executed by means of the installation of 13 reinforcement sleeves and 15 pipe replacements.

Within the scope of cathodic protection, to mitigate the advance of corrosion and improve reliability, we kept strengthening the system with the installation of 3 new units and 13 current reinforcement lenses as well as the renewal of 15 facilities that were obsolete.

tgs continued works to mitigate third parties damages risks in the high population density segment of the Buenos Aires Ring. We expanded the optical fiber intruder detection system by 8 additional km of pipeline, between the cities of San Vicente and Berazategui. This work complements the one conducted last year, totaling an aggregate coverage of 108 km of pipeline monitored via intruder detection systems. Besides, we have intensified the signaling of our facilities all along the pipeline system in highly populated areas, among other measures. Additionally, on the most sensitive sections of the system, we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, meetings with municipalities and ground-breaking & services companies in Buenos Aires, Neuquén and Rio Negro. Also, we conducted door-to-door communication campaigns in Neuquén, Rio Negro and Bahía Blanca in the communities near the pipeline, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them.

Concerned with the safety of our people, we concluded works to adapt the grounding of 25 Cathodic Protection units, thus reducing the risk of electric shock at our facilities.

We assessed the integrity of 12 derivations located in the Las Heras – Pacheco pipeline section. This work allows us to check the overall condition of the facility and conduct the adjustments required to ensure service continuity.

We successfully completed the 2022 winter maintenance program, which allows us to guarantee a safe and reliable operation of the pipeline system.

We carried out works at the compressor plants located in Moy Aike and Magallanes to make the system operation more flexible and prevent the stoppage of turbine compressors, extending their operation hours.

We also installed scraper trap launchers and receivers for maintenance and cleaning purposes in certain sections of pipeline and we also used Smart Pigs to detect each section’s integrity status. This activity was carried out in the province of Buenos Aires, in loops to the Neuba II main gas pipeline and in the General Cerri – Las Heras section. We also installed trap launchers in the San Martin Pipeline in the cities of de Cerro Redondo and Magallanes.

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The construction of a new fuel gas regulation skid at the Olavarría compressor plant allowed us to separate the operation of each turbine, improving the individual performance of each unit.

We updated the fire and gas systems at the turbine machine housing of the Bosque Petrificado plant, upgrading the system to a NFPA standard (National Fire Protection Association). The system’s trigger is reported to the plant control room and through SADYC –data and control acquisition system – to the Cerri node. Besides, we added a blocking and venting system to the fuel gas line in the event that the system is triggered.

In addition, we improved facilities at the Confluencia Compressor Plant in terms of operative safety.

To ensure operations continuity at the Magallanes plant, we worked to decouple discharges to make outflows independent so if there is damage in the main or loop pipeline, the plant may remain in service.

Transportation measurement methods were improved as well, with the installation of clamps on measurement systems, directly on the pipelines, rather than at the compressor plant. These works were conducted at the Magallanes, Dolavon and Manantiales Behr compressor plants. We also conducted improvements at measurement stations located in the Buenos Aires Ring in Las Heras, Ezeiza and Gutiérrez.

Works at Liquids Facilities

We carried out works aimed at extending the useful life of pressure containers and ducts’ to boost reliability and reduce risks at facilities. These tasks comprised several unit inspections and preventive maintenance at our facilities, including the Galvan Plant poliducts.

To improve the reliability of the Cryogenic Train C, inspections were performed in the critical processing units, increasing their useful lives. We also replaced the exchanger D2-317C, ensuring the energetic exploitation of the process, replacing dehydration exit filters, increasing the process current flow and updating the turbine expander C’s instruments and control.

A significant landmark in our operations —started in 2020—was the finalization of the GE turbine machinery replacement and the assembling of the new pressurization system in the casing of said turbine machinery. This year, focused on operative efficiency and continuity at our facilities, we completed the assembling of vapor compressor at the Environment Plant and we replaced the start systems of the cryogenic plants’ cooling circuits, increasing the reliability of the ambient-temperature and cooled hydrocarbons storage and dispatch. On the other hand we started ongoing investments to mitigate technological obsolescence risk and increase our processes operative safety: air compressor for quality certifications chromatograph , new battery bank to increase the reliability of the safe energy system of the Absorption Plant and the Cerri Complex compressor plants, new electrical engines to boost the reliability of absorption and transfer processes from Cerri to Galván, implementation of the SIS in vapor generator heaters and fire central at the Cerri storage.

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It is worth mentioning the new fire-fighting network for the Cryogenic Plant electricity distribution transformers and for the propylene and gasoline tanks at the Galván plant.

We conducted the major maintenance of 24,000 hours of the MC White 1B, and the 16,000 hours maintenance of the MC White 2A, critical equipment of the cooling circuit and the de-ethanizer process of the Absorption Plant.

Focused on the continuous and safe management of facilities, we certified and adapted the relief systems of the 12 Langmar tanks in line with Resolution SE 404/94. On the other hand gasoline tank 1 was enabled in accordance with Res. SE 785/2005. Further tasks related to regulations included the implementation of emergency lighting at the Cryogenic Train C. With respect to enhancements to meter systems, a new level meter was installed at the gasoline tank 2 and three touch screens were assembled at the truck loading area, completing the updating of the allocation project for the six loading isles.

Improvement works at the Río Neuquén treatment and compression plant consisted mainly in the change of pipes in the cooling towers. We also conducted several tasks in the pipe systems that will ensure greater reliability in the rendering of related services.

We also enlarged the Control Room to improve working conditions, extending the surface to meet staff and equipment space needs. We also installed new fire systems to improve the safety of our facilities, protecting both our assets and our staff.

At the Rio Neuquén plant we are conducting works to enhance reliability and service continuity, focusing on operative safety and environment, safety and government aspects (“ESG”).

Works at Vaca Muerta facilities

We continued with the Tratayén plant expansion process, which is developed in line with requirements to increase Midstream services supply. Expansion works this year included the installation of two conditioning units with Joule Thompson technology that increase the conditioning capacity by 7 MMm3/day and two other conditioning modules of Propak turbine expanders that in the future can be converted to the processing of gathered natural gas, which will increase the conditioning capacity by 6.6 MMm3/day, each of them. It is foreseen that future investments will target the installation of additional identical modules.

Focused on the growth of the Vaca Muerta system, in 2023 we are starting the works required to add auxiliary services such as a new gasoline stabilization plant (the third for this facility) as well as the purchase of new land.

Moreover, as mentioned above, we are completing the expansion of the Northern Vaca Muerta pipeline from Los Toldos to the Trapial field with a 32 km length and a nominal diameter of 30 inches.

We also conducted works for third parties, putting into service several facilities such as the Vista and Tecpetrol links to the VM pipeline system.

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6. Environment, Social and Governance Matters

We commit to running our businesses and operating our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations, prioritizing our service quality, pollution prevention and our staff’s and contractors’ safety and health through the continuous improvement of our management system’s efficiency.

Towards such end, in 2022 we worked on the design of our first ESG Strategic Plan (Environmental, Social, Governance) (the “ESG Plan”), ranking the main topics and action lines that will drive our strategy on this matter. Focused on our mission and the roles we seek to play at the communities where we conduct our businesses, the goals of our ESG Plan are:

➢Mitigation and adaptation to wheather change

➢Proactive environmental leadership that enables us to anticipate to context needs

➢Circular economy as production and consumption model for our operations

➢Contribution to people’s health and safety and development of the communities where we operate

➢Generation of career development opportunities.

➢Development of transparency and ethical behavior, protecting our investors and the general public.

➢Building of dialogue with our stakeholder groups.

6-a) ENVIRONMENT

In 2022 we worked on our strategic environmental plan (2022 – 2026), which links the environment to all business processes phases, from strategic decision-making to risk and opportunities management, planning, design and execution of activities. The plan comprises the following strategic axes, plans and action programs:

1.Mitigation and adaptation to weather change through the application of new technologies, strategies to reduce energy consumption, promotion of energetic efficiency and renewable energies and preservation of biodiversity.

We addressed GHG emission management issues (2030 emission reduction goals, assessment of our gap with carbon neutrality by 2050, exploration of the carbon market, emissions inventory certificate based on Standard ISO 14064). We carried out programs related to energy efficiency (energy management system in accordance with Standard ISO 50001, plan to add renewable

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energies), promotion of biodiversity (species inventory and survey of protected areas); sustainable mobility plan and incorporation of low emissions vehicles and lastly environmental mitigation measures and environmental prevention risks (including weather change).

2.Proactive environmental leadership to anticipate to context needs, including technological innovation issues focused on emerging engineering solutions to analyze their applicability at tgs, and also environmental promotion and awareness programs that allow us to assess facilities environmental performance.

3.Circular economy as production and consumption model for our operations, to promote efficient use of energy and natural resources, outlining activities tending to improve performance under the framework of circular economy.

Specifically, promote the comprehensive management of our resources at all our facilities, fostering effluents treatment and recovery for irrigation and preservation of water and the determination of our water footprint. It also comprises actions to identify sustainable suppliers, generate strategies for the procurement of sustainable equipment and materials.

Each of the 3 axes of the Strategic Plan are linked to the Sustainable Development Goals (SDGs) and represent the current and future commitments of our company, acknowledging the major role of the natural gas within the energy matrix towards the transition of energies with lower carbon emissions.

Departing from the environmental strategic plan, we have been able to set the goals for tgs material topics regarding emissions, water management and waste. During the first quarter of 2023 we are working on the elaboration of energy consumption goals.

ENERGY

With the aim of introducing renewable sources for our own energy consumption, to conduct our first diagnosis we tried our first experiences with photovoltaic panels in several areas and sectors.

In 2022 we assessed the potential development of anticorrosion protection systems powered by hybrid energy (solar panels and wind energy). We foresee to go ahead with this issue in the 2023 and progressively add renewable energy sources.

On the topic of solar panels implementations, we highlight:

-Installation of photovoltaic panels in scraper traps. To allow the opening positioning on valves to be displayed in the SCADA, overcoming the difficulty of the lack of stable electricity availability required by the system.

- Installation of photovoltaic panels at measurement stations in Buenos Aires.  We installed solar panels to support the energy consumption of the measurement, communication and signaling instruments of the Las Heras Node Plant, a critical spot within the Gutiérrez jurisdiction as it is where the two Neuba pipelines cross and has difficult access, no mobile signal

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and electricity outages. Other measurement stations where we have installed solar panels are Mercedes, Navarro, Saladillo, Roque Perez and General Belgrano.

The Buchanan and Ezeiza stations will be soon equipped with solar panels which we have already acquired

-LED Lighting in plants emergency exits with photovoltaic panels. At many of four facilities, the original design of the perimeter lighting did not include the emergency exit doors. For that reason, some facilities started the installation of lights in such spots to facilitate access to it. One instance of this are the Olavarría and Buchanan compressor plants, both located in the province of Buenos Aires, which added solar lighting that works in the absence of natural light and includes a movement sensor.

EMISSIONS

Striving to contribute to global efforts to reduce the emission of greenhouse effect gases (GHG) and as companies in the natural gas transportation and midstream segment, we are responsible for this finite resource. In view of that, we defined our commitment to GHG emissions management.

Initially, we worked on implementing a system that allows us to record the environmental aspects of each of our facilities, which represented a great challenge due to the geographical distribution of our company. The tool we selected for a comprehensive and solid management of such information was SAP EHSM and consequently, we made progress in the identification of all GHG emission sources at our facilities.

In 2019, we had begun the calculation of the carbon footprint of the two tgs main businesses, natural gas transportation and liquids production and commercialization. Along with the enhancement of our data gathering system, we implemented tours of our facilities for actual measurements of dry and wet ventings per kind of equipment, to validate the emission ratio informed by the seal manufacturers.

On a second phase, after obtaining information of our emissions’ main contributions, we conducted investments to reduce venting, such as the stopple tool that decreases the volume of natural gas vented due to pipeline maintenance. In 2021, we had included the carbon footprint calculation of our Other Services segment, in accordance with the guidelines of the GHG Protocol (Greenhouse Gas Protocol).

In 2022, we worked on the company emissions map, to delineate our emissions profile and be able to set reduction and management goals for such emissions. The two graphs below present our emissions contributions per category and the methane emissions per generation source.

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Source: own preparation with internal data

In alliance with the Council for Sustainable Development (hereinafter “CEADS”, according to its acronym in Spanish).–, we have identified our level of maturity on the topic of weather change and we have outlined the next steps in order to mitigate weather risk.

Towards emissions reductions goals for the year 2030, in 2023 we will develop the work plan to define required investments and adaptations.

In 2022, the Environment area imparted three workshops for the Department of Operations on the topic of venting, in September and October with the participation of over 120 workers. During said educational days, we discussed global efforts to reduce emissions and tgs current challenges in this field. The workshops imparted valuable information to strengthen some concepts and actions contemplated in the environmental plan recently presented.

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In 2022, we implemented environmental improvements to reduce gas emissions, such as the adaptation of the main generators start-up system and the implementation of electric vehicles to promote green driving or sustainable mobility.

BIODIVERSITY

Engaged in the protection of biodiversity in our operations sites, we identified the protected regions existing in the provinces where we conduct our businesses. We have made progress with the foresting policy that we expect to be approved and implemented in the 2023.

We are currently surveying the existing trees in our facilities, to determine their general conditions, conduct a specific characterization and identify opportunities for sustainable and responsible foresting with native species. For 2023, our purpose is to make progress with these surveys and also quantify carbon sinks. The outlined goal is to have completed the foresting survey at all our facilities by 2025.

Quality Management System

Our Policy of Safety, Occupational Health, Environment and Quality formulates the commitment of the Management and the reference point on which the Integrated Management System is based in accordance with ISO 45001:2008, ISO 14001:2005 and ISO 9001:2005.

Its last revision date was March 2021. Said update included the most relevant aspects of the cultural transformation tgs has started and those items highlighted by the management systems standards.

We continued communicating and sharing the policy and a new update and revision is expected to be conducted in 2023, under the framework of our business strategy.

The policy is posted at the company website: https://www.tgs.com.ar/la-compania/ambiente At tgs we conduct our processes in accordance with the following principles:

•Context and stakeholders’ management, under a due diligence framework, to assess and address emerging risks and opportunities

•Identification of hazards and risk control to prevent injuries and provide safe and healthy work conditions.

•Environmental protection, including prevention of pollution and minimization of environmental impacts derived from our activities.

•Satisfaction of our clients’ needs and expectations, giving priority to our products and services quality, competitiveness and profitability

•Compliance with legal and other requirements

•Clear and transparent communication that facilitates channels for workers’ interaction and participation at all company levels

•Culture of achievement, through the management of goals and indicators

•Our workers’ development and growth, improving their competences and raising their awareness.

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Going ahead with technological innovations and accessibility, we conducted the migration of the IMS Documents tool to the Sharepoint Cloud. We also implemented further improvements on the SAP EHSM tool, both in the Events Module (Deviations, Incidents, PSO/WATCH), and Hazards (environmental hazards and aspects) and environment. This tool is used by tgs to manage its relevant IMS processes.

In our SAP Analytics Cloud tool we have developed a set of safety and environment indicators. The premise for this development was to ensure the availability of the most relevant indicators of the Management Report to such a detailed degree that allows each tgs level to visualize his/her own performance and contribution to global goals. At the same time, it automates and simplifies the process used to prepare environmental indicators, based the data recorded in SAP EHSM.

We foresee to implement said tool on Safety and Health indicators by the year 2023.

6-b) SOCIAL

HUMAN CAPITAL

We have closed a year of exceptional learning and challenges, driven by a clear vision and purpose to play a leading role in the success and future of tgs and Telcosur.

Talent and Culture

The world has changed and so has our reality. The context has become more complex; changes have turned faster and more disruptive; new possibilities arose in the businesses not regulated by ENARGAS; the pandemic deepened and accelerated digitalization; the development of Vaca Muerta forced us to rethink our business and management models and to become more competitive. For such reason, we need to evolve and innovate, to challenge ourselves and change. We aim to drive all our organizational performance towards focus on the client, achievement and innovation, upholding ethics and transparency. We seek an open, dynamic and cooperative culture. Our people and our way of doing things are essential in the achievement of our strategic challenges, so culture is pivotal to become the company we want to be, as we see ourselves in the dream that inspires us.

“To be the leading company in the rendering of integrated services, acknowledged by our values, our products and services quality, innovating spirit and the major role we play in the Argentine and regional energy market”.

To fulfill our dream we need to evolve towards the future, honoring our history.

With a responsive and dynamic perspective, we went deep into the culture model we wish to be, departing from a objective diagnosis of our current culture, based on a methodology that invites us to study the nine dimensions that constitute our organizational culture: processes, structure and technology, goals and acknowledgements, teams, purpose and values, decision making, behavior leadership and learning.

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We started to work dimension per dimension to shorten the gap between what we are and what we want to be, summoning different teams and conducting activities and integration spaces to communicate the nine dimensions, the cornerstones and to foster integration among the work teams.

Being part of tgs

Our talent attraction strategy is based on positioning tgs brand both in the oil & gas industry and in other markets to attract the best talent. We have woven strategic bonds with different universities and entities, developing a competitive and challenging value proposal.

Also with the purpose of developing a sustainable business, we place a strong focus on our neighboring communities, generating local employment.

We know that operating at different Argentina regions and particularity far from the provincial capitals, we play a major role as employers.

We therefore conduct — both on a presence-based and online modality— Supervised Professional practices for secondary schools, which aim at strengthening the bond between companies and educational institutions. We also carry out employability workshops, targeting students from the last years of technical schools of the provinces of Buenos Aires and Neuquén, to provide them with tools that can help them to find a quality employment.

We play a major role in the economic growth of our country and we know that our people are the key to our success.

We develop a healthy and challenging work environment and we watch over the integral welfare of our people. For over 10 years, we have been one of the greatest places to work in Argentina, as it has been certified by the global firm Great Place to Work. Based on the results of this annual survey, we developed action plans for all tgs departments, as well as events, bonding activities, focused on creating a better environment and practices for the organizational climate.

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Number of workers as of December 31, 2022

Workers breakdown by gender

Workers breakdown by their participation in unions

Diversity and inclusion:

Changes in the social context gave rise to the need of addressing Diversity and Inclusion.

Seeking to raise awareness of the issue throughout the whole organization, we started with the design of an activity under the framework of Women’s month, to develop the topic of diversity and move towards organizational changes that generate actual inclusion.

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The basis for all possibility to change in connection with diversity issues starts from the analysis of the stereotypes that determine our look upon reality, since all social constructions impact on the way we set our roles in motion.

Then, it is essential to look beyond stereotypes, prejudices and bias to start to broaden our perspective, enabling inclusion.

This initial approach to the issue of diversity starts with a project, in which we conduct an overall diagnosis, along with an action plan focused on gender, diversity and inclusion.

We have already started to take action to become a more diverse company: promotion of women to positions commonly held by men, as truck load operators, plant leaders, among others.

•Learning at tgs

Under the framework of this cultural evolution process we have developed the strategy to promote organizational learning and support the development of each of our workers. This year we positioned learning as the foundation of business transformation. Said strategy strives to strengthen several aspects of our culture: leadership, focus on the client, human skills, digitalization and digital mindset, flexibility, innovation, mainstreaming, among others.

We designed the “tgs campus”, based on 6 knowledge units that comprise the key contents the organization needs to learn, providing a space to empower the development of strategic organizational skills. The mentioned campus will be launched by means of a digital platform that will host the 6 defined academies:

•Leadership

•Human skills

•Future

•New businesses

•Business management and transformation

•Techniques

We have transformed our training into a learning management, understanding as such a set of processes and dynamics that favor organizational knowledge. Our strategy proposes to facilitate spaces and resources to promote curiosity, leadership, continuous improvement, and invites all our people to be responsible for the management of his/her own learning and play the leading role in their own development

Growing at tgs

At tgs we promote the culture of empowerment, in which every person plays the leading role in his/her own performance.   Through a cycle of planning, follow-up and assessment, each worker proposes objectives aligned to the business management, plans his/her own continuous improvement, assesses his/her own results and conduct and thinks along with his/her supervisors

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about his/her  learning. Thus, performance processes provide information for the decision-making with respect to learning, development and compensation.

We also set up Talent Committees to survey the current and future capacity of people and assess their potential to undertake positions of greater complexity in the future. Thanks to this process and through a detailed analysis of competences, we identify the potential leaders of the organization, manage talent and conduct a strategic planning regarding the needs of work teams and the business This facilitates decision-making on the topic of promotions, transfers, turnovers, project team and replacement charts.

The result of this work provides us with talent maps for all the departments, individual development plans and complete sustainability maps for leadership positions in the company.

•Leading at tgs

In our target culture, leaders inspire people to grow and develop, are committed, flexible and set an example of the culture. Focused on such target, this year we created our tgs leadership model, based on three axes: communicative, passionate and visionary. To communicate the characteristics of the model and the kind of leader that take tgs to the top, we have developed a workshop for over 120 leaders of the company in Conesa and we have carried out similar activities in Neuquén. These activities had a recreational and experiential approach that transmits the target leaders’ essence and key aspects that we want to step up.

Driving up the future through practices and programs

Post-degrees

Every year we invest in our workers’ specializations, contributing to their growth and career development. This is conducted by means of post-degrees in Natural Gas or Hydrocarbon Laws, Energy and Sustainability, master degrees in business, etc.

Seedbed

It is a leader development program. It emphasizes the relevance of creating emotional contexts and developing interpersonal skills that foster significant conversations, improve bonds, boost leadership and communication skills. The Seedbed Program is carried out through workshops and coaching processes from a transversal perspective and in the long- term.

Team building

There are many coaching team-building activities and workshops that promote the improvement of cooperative work, at different organizational areas and levels, with the aim of consolidating objectives and relationships in teams.

Technical schools

We have developed our own schools on specific topics related to our activities, such as: Cathodic Protection, Valves, and Compressor Plant Operator, etc. Some of them are conducted on a presence-based modality and others in an E-Learning Format.

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Young Professionals

Recruitment of workers who are planned to rotate among different areas, which allows them to know the organization from a wider perspective, live diverse experiences and network with most organization leaders. In 2022, we conducted the fifth edition of this program with great success and achievements.

Ambassadors Program

One of the main objectives is to build a network of ambassadors who, carefully appointed, can set off the Cultural Transformation from their natural roles and through specific tasks, representing the behaviors and values that identify our company and that we want to develop. It also aims at acknowledging, supporting, training and developing change agents, beyond the persons who perform leadership roles.

Relations with unions

Our relations with trade unions this year were intense, complex and demanded many meetings mainly due to rocketing inflation that had an adverse effect on many agreements. We had to deal with forceful measures that did not evolve into incidents but that led to a very demanding scenario for parity negotiations.  In July 2022 we agreed on a proposal that satisfied both union representatives and directives, to be in effect up to the finalization of the parity period (March 2023), and  was reflected in an agreement signed and filed before the national labor entity, which brought stability to the company to keep on pursuing its goals.

Occupational Health

In the area of Occupational Health, in 2022 we continued working on the development and implementation of the emotional wellbeing program. This year we proceeded to announce and promote the onsite workshops at offices, bases and compression plants. At said workshops, light was shed on the issue and emotions management and tools were offered to face different situations. Over 350 persons participated in them and 50 of them requested psychological counseling voluntarily, as they considered it was important for their mental health to have the assistance of a professional.

As every year, we conducted the Health Day to promote health care.

On the other hand, tools for managing contractors’ labor skills were developed and improved. Another highlight of the year was the recording of health checkups of our own staff and contractors. Thanks to this tool and its follow- up, we have gained greater and better control over the health of our own and our contractors’ staff.

Lastly, we continued on the alert regarding the pandemic, following up COVID confirmed and suspect cases, isolating personnel with symptoms, communicating protocols and recommendations to preserve the health of our workers and ensure the continuity of our operations, among other actions.

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+Energy Program

In 2019 we had created the +Energy Program, which acknowledges the achievements and track record of employees who transmit tgs culture through their individual, team work and/or commitment to the organization. Throughout this year, we have acknowledged:

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workers for outstanding actions

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for their participation in teams

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outstanding of the year

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acknowledgements to track record in the Company

Benefits program

tgs offers an outstanding and very competitive benefits package: “Plus!”, designed to address the needs of all those who make the Company. Organized by segment, the program offers creative and specific options that consider family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage.

SAFETY AND HEALTH

Safety is a "Value" that stands out in the Management Committee leadership, playing a major role in our workers’ risk prevention and minimization, generating commitment to a sustainable safety culture. We understand Occupational Safety and Health as the effort of all the persons who are part of our company and interact with us, thus also reaching third parties personnel contracted by tgs and the community on the whole. We work had to change or leverage attitudes, competences and individual or group behavior patterns that impact on safety at work. We are determined to develop prevention until we can achieve a culture based on safe habits.

In 2022 we continued the program Safety, Environment and Quality Culture (“SAC”, for its acronym in Spanish) as Value, with the participation of over 200 workers. The main goal of said program is to promote Preventive Leadership Culture for an Interdependent Organization. It is developed within an interaction space among GSAC officers, leaders of facilities and members of the respective work teams. Based on this program, actions and commitments to good practices are proposed and undertaken by all parties involved to improve processes, tasks or Safety, Health, Environment and Quality conditions at the involved facility or sector. Said good practices shall be chosen by the Communities and shall be of application to the whole company.

This year we improved indicators and performance, decreasing road risk:

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Source: own elaboration with internal data

Preventive driving program activities on a presence-based modality were resumed. This program develops issues on the control and management of road risk arising from traffic and vehicle. Over 300 drivers participated in this program throughout the year.

tgs Occupational Health Program is a preventive undertaking that surveys work environment conditions. It identifies, assesses and controls risk agents derived from the nature of the job, whether they may be physical, chemical or biological. It consists in a preventive discipline that analyzes work conditions to prevent the occurrence of occupational diseases.

Within this program, we identify risk agents in work environments and we determine their concentration and the exposure of workers to them. Then, a risk assessment is conducted, proposing and applying preventive measures that eliminate or minimize exposure, determining collective conclusions to improve the process or the work stations.

Under this framework, we followed up the risk assessments with health monitoring and evaluation to ensure that parameters are as required by work environment standards. Ensuing works are later performed, such as change of roofs at the Cerri Storage and the Bahía Blanca Operative Base.

A geographically-referenced map is being implemented to identify the locations of the risk agents to be monitored and measured at each of the facilities or equipments.

Further on this matter, we have outlined Hearing and Breathing Protection Awareness Programs that address specific issues in said subject.

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We remain true to our firm commitment to achieve the lowest levels of incidents affecting safety, health and the environment, thus improving accidents ratios, within a framework of Cultural Change towards interdependency.

to a worker as a consequence of
ner duties

orker during the performance of
ult in physical injury
the health of this
disabling after-effects.

vorker during
ner duties.
injury
t on
n and
ing

le

ert.

IRA:
iances,

Theoretical Pyramid
1
30
300
3,000
30,000
0
Fatalities
1
Serious Incidents
4
Mild Incidents
24
Incidents in Processes , Assets and Near Misses
309
Deviations +PSO/MIRÁ

Source: own elaboration with internal data

Operational safety is a main cornerstone not only regarding our personnel but also reaching all those contractors who render services at our facilities. We have thus extended risk prevention activities to our contractors and we have implemented a new methodology to manage these activities.

Guaranteeing the safety of our people is our priority and so we actively participate in several maintenance tasks to correctly identify hazards and assess risks.

Programs such as Mirá (Watch) and Preventive Safety observations (PSO) encouraged the identification of abnormalities, unsafe acts and/or conditions to be improved and their subsequent treatment.  All tgs and Telcosur workers can point out at and survey these opportunities for improvement by means of an interactive PDF file directly linked to SAP EHSM. The observations derived from this system received a high degree of response by the corresponding stakeholders and are addressed with a high level of efficiency within the stipulated terms.

In 2022 we defined schemes and protocol models for our Emergency and Crisis Plans based on International Standards as well as on NAG Standards (Argentine Gas Standards) 100, NAG 112, NAG 125/126, NAG 153 and the IRAM Standards (Argentine Institute of Standardization and Certification) Nº 3811:15 – Guidelines for response to incidents with hazardous materials.

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Standard IRAM-ISO 22320:19 – Emergency Management and Response to Incidents,   Standard IRAM-ISO 22399:15 – Guidelines for the preparation for incidents and operational continuity. Standard NFPA (National Fire Protection Association )1600:19 - Standard on continuity, crisis management.  ISO 14001 ISO 45001. Proactive and ADHOC teams were built to develop improvements, we presented proposals and standardizations to the several departments and organized the external visit of the Insurance Company. The updating was approved before conducting the drills. The definite versions of emergencies scenarios and model response protocols were released and communicated in December 2022 for their implementation.

SUSTAINABILITY MANAGEMENT

Our Sustainability Policy uplifts our operative system reliability, the health and safety of our workforce, suppliers and contractors as well as environment care. We seek to generate economic, social and environmental value in the short, mid and long-term for the communities where our facilities are located, far beyond meeting mandatory regulations,

Our social investment programs strategy and development follow the guidelines of the United Nations 2030 Agenda and meet the Sustainable Development Goals (SDG).  In 2022, we conducted a ranking of tgs SDGs to be able to better focus our efforts.

In line with SDG N° 4 related to Quality Education, in the city of Bahía Blanca we leveraged two of the main programs:

- “Learn a Trade Program”. We kept betting on the development of the Bahía Blanca community through trade workshops imparted by specialists of La Piedad Technical Institute (“ITLP”, according to its acronym in Spanish). We also decided to implement our program in Neuquén to strengthen our bonds with the community.

To keep driving up our positioning in the Province of Neuquén, this year we landed in the community of Añelo along with the Patagonia Studies Foundation (FEP, according to its acronym in Spanish).

-The” Getting close to Sports” program, which we lead jointly with Bahía Basket and La Piedad Technical Institute, benefited over 100 young people who do not play at clubs in a federated manner. In a playful manner, through team work, we imparted the values that the sport promotes. We included educational talks on nutrition, social networks and healthy habits to support personal growth.

For the fourteenth consecutive year, we supported the Cruzada Patagónica Foundation. Our main goal in the 2022 project was to ensure quality educational opportunities for the young students of the San Ignacio Integral Education Center (CEI, according to its acronym in Spanish) and the Valle de Cholila Agro Technical Education Center (CEA, according to its acronym in Spanish). We also contributed to the future sustainable headquarters of the Foundation in Río Negro so that more people can reach their comprehensive development and improve their quality of life.

Committed to our community safety, we conducted several activities under the framework of the Damage Prevention Program, to prevent incidents at our natural gas facilities and in ducts. To name but a few, we conducted training activities at several municipalities, we released information

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through the local media and also pursued “door to door” contact with neighbors of the pipelines areas to provide them with information and guarantee prevention.

We continued participating in the Argentine Business Council for Sustainable Development (“CEADS”, according to its acronym in Spanish) initiative known as “Connecting Companies with SDGs”, under the framework of which we presented our actions that contribute specifically and mainly to the SDG N°13, “Weather change” presenting and sharing our company initiatives in terms of GHG measurements.

In June 2022, we presented the 11° edition of our Sustainability Report, in line with the GRI and SASB indicators and renewing our commitments to the Global Compact Principles.

tgs commitment to sustainability evolves year after year. We are significantly engaged in its three-fold economic, social and environmental impacts, which allows us to continue conducting our operations in sustainable harmony with the community and the environment.

6-c) GOVERNANCE

Corporate Governance

With the purpose of keeping and protecting our investors and the community in general and ensuring transparency in our actions, we permanently strive to implement the best Corporate Governance practices in line with market international trends and local and foreign regulations in force. The legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries over the last years. Since then, Corporate Governance has become of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange, before the eyes of their investors and the community on the whole.

In 2020, tgs had been appointed by the Argentine Securities Exchange Commission (hereinafter, “CNV” for its acronym in Spanish) to be part of a Monitoring System outlined by General Resolution N° 797/19, for the surveying of answers related to the Corporate Government Code. On June 16, 2022, the CNV sent us the final report on the monitoring of our Corporate Government Code for the year ended December 31, 2021, and all tgs answers were rated from good to very good.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. TGS bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law Nº 19,550, the Board of Directors shall meet at least once every three months.

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On December 18, 2019, tgs’ Board of Directors approved its internal rules of operations, which include guidelines for the diligent fulfillment of its roles.

The Board of Directors currently in office was appointed by the Ordinary and Extraordinary Shareholders Meetings dated April 5, 2022 and its distribution of roles and responsibilities was also decided on the meeting held on the same date. This Board shall be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2022.

On August 18, 2022, Mr. Federico José Basualdo Richards notified his resignation from his position of Regular Director, due to personal matters, as from August 16, 2022. The mentioned resignation was approved at tgs’ Board of Directors meeting dated November 7, 2022.

Members of the Management

The members of the Management of tgs as of the date of the issuance of the present Annual Report are:

Audit Committee

The Audit Committee is our controlling body, set up in accordance with the provisions of Section 284 of Argentine Corporate Law Nº 19,550. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Audit Committee are appointed

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at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Executive Committee

Its role is to ensure an optimal corporate management in line with our Corporate Bylaws and under the terms of Section 269 of the Argentine Corporate Law Nº 19,550. Based on the bylaws provisions, it is constituted by 4 members, who were appointed by the Board of Directors held on April 5, 2022 and for a term of one year: Horacio Jorge Tomás Turri, Luis Alberto Fallo, María Carolina Sigwald and Pablo Viñals Blake.

Audit Committee

In accordance with the Argentine Public Offering Law, companies who offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. Our current Audit Committee is made up of Luis Rodolfo Secco (Chairman), Carlos Alberto Di Brico(Vice-chairman) and Carlos Alberto Olivieri.

Corporate Governance Policies

We permanently seek to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company’s value for all our shareholders.

tgs Corporate Governance practices are subject to applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entities and our bylaws. Besides, as TGS is listed in the Securities and Exchange Commission (“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are also subject to the standards and regulations of both the NYSE and the SEC.

Our corporate governance goals are to ensure:

•Greater transparency in our performance, through the outlining of a culture of integrity and clarity in our business management.

•Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

•Proper allocations of accountability. Clear delineation of the extent of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

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Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated in an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

Code of Conduct

It governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the Company. Among other things, it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may generate damage to our Company or allow a person to obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must have knowledge and abide by the CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud policy

The Board of Directors of tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set guidelines that aim at maintaining an adequate balance between the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

Sustainability Policy

It provides the overall guidelines for conveying our Sustainability vision into the development of our strategies and action programs, focused on business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

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Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

Anti Money-Laundering Policy

This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all tgs’ directors, statutory auditors and employees.

tgs Risk Management

One of the pillars of tgs strategic planning is the permanent assessment of the environment, to guarantee the adaptation of the Company to an uncertain context in constant transformation. Risk management is, in particular, one of the essential tools in this need to adapt to the environment.

tgs has a Global Risk Management Policy approved by the Board of Directors of the Company. Said policy establishes a continuous and systematic risk management that ensures treatment of them with effectiveness and efficiency, so as to guarantee an adequate follow-up of all those events that may negatively affect the objectives of the Company. Thus, this policy develops a framework and a procedure for risk management in the different processes and activities of the Company, outlining criteria for identification, analysis, risk assessment as well as treatment and follow-up of same.

Facilities Risks

Fraud risk

Corruption risks

Strategic risks

Project risks

Cyber security risks

Environmental hazards and aspects

The policy establishes that the ultimate responsibility falls upon the members of the Management, whereas the responsibility for the implementation, maintenance and improvements corresponds to the Planning and Risk Department.

The Management of the Company, based on its sustained commitment with risk management, seeks to include it in the organizational culture, integrating it to the usual management of each process.

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Among the risks managed by the Company we can identify facilities risks, projects risks, environmental hazards and aspects, fraud risk, risk of corruption with the public sector, cyber security risks and strategic risks. The latter include all those risks whose occurrence may prevent the fulfillment of the Company strategic objectives and are monitored in a direct and permanent manner by the Management, to guarantee an adequate response through timely decision-making.

Thus, the usual process of strategic risk management contemplates that once certain risk has been identified, the existent controls and mitigating factors must be surveyed, weighed and mapped based on impact and likelihood factors. We also determine the “risk appetite” or acceptable level so that according to the gap between such risk level and the performed assessment, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.

In 2022, we continued with the consolidation of the processes related to the different risks of the Company, seeking the engagement of all the required areas in order to consolidate a true risk management culture.

Along these lines, in the External Audit to the Integrated Management System (IMS) under standards ISO 9001:2015, ISO 14001:2015 and ISO 45001:2018, conducted between November 14 and 17, 2022, during the visits to tgs’ operative areas we included inspections related to: the engagement of the personnel and the status of implementation of the risk management process in the company, the information updating mode and the improvements implemented over time, the linking of primary to strategic risks and the contribution of this process to decision- making by virtue of risk classifications in terms of criticality.

On the other hand, in 2022 we included risk management as a key issue in the tgs ESG Strategic Plan, foreseeing to implement the action plan in the year 2023.

The Audit Committee performs a regular monitoring of the Company’s risk management, following up the different assessments’ outcomes, the issuance of internal rules, the advance status of the committed plans and further developments in this field.

7. Financial Assets

Shareholding Structure as of December 31, 2022

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC and have been listed since November 1994.

tgs has 794,495,283 issued shares, out of which 752,761,058 shares are in circulation. As of December 31, 2022, our treasury stock amounts to 41,734,225 of our own shares, representing 5.25% of our common stock.

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The most relevant tgs shareholders are:

24%
ANSES
Social Security Administration
Sustainability Fund
anses
51%
CIESA
(Compañía de Inversiones
de Energía S.A.)
Pampa Energía 50%
GIP (Grupo Sielecki) 27,1%
PCT 22,9%
tgs
20%
Shares Public Offering
NYSE - BYMA
NYSE
BYMA
5%
Treasury stock
tgs

The graph below shows the evolution of tgs price per share in BYMA (Argentine Stock Exchanges and Markets) and the evolution of the price of ADR and their comparison against other market variables:

Price per share evolution comparison

1.200
1.000
800
600
400
200
-
2017
2018
2019
2020
2021
2022
TGS share variation (BYMA)
TGS ADR variation (NYSE)
S&P Merval Variation in USD
Variation in USD/$

Source: our own elaboration based on market information (BNA, NYSE, BYMA).

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Financing sources

As of December 31, 2022, our total indebtedness amounted to Ps. 94,550 million, fully denominated in United States dollars. Its breakdown, in thousands of Argentine pesos is as follows:

2022
Current Financial debt
Bonds Interests	873,425
Other financial debts	1,818,403
Financial leases	1,164,146
Total current financial debt	3,855,974
Non-current financial debt:
Bonds: Class 2 -2018 Program	83,292,496
Bank loans	4,303,571
Financial leases	3,098,069
Total non current financial debt	90,694,136
Total financial debt (1)	94,550,110
(1) Net of incurred costs

Corporate Bonds

Our Corporate Bonds have been issued under the Global Bonds Program authorized by the CNV. On October 9, 2019, we had obtained CNV’s approval for the expansion of said program up to an amount of US$ 1,200 million. The terms of these bonds are as follows:

2018 Bonds
Issued amount	US$ 500,000,000
Outstanding amount	US$ 482,416,000
Interest rate	6.75% annual
Issuance price	99.725%
	Maturity date	Original Payable Principal Amount Percentage
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 each year.

Financial Leases

This financial source has been obtained to fund the acquisition of assets corresponding to the treatment and compression plant located in the area of Río Neuquén. Said agreement was entered on August 11, 2016 with Petrobras (presently, Pampa Energía) and consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of 120th month of the term of the agreement.

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Other Loans

The table below presents a breakdown of Other Financial Loans as of December 31, 2022:

Currency	Amount (in thousands)	Interest rate	Maturity date
USD	1,797	5.75% - 7.75%	Between May and September 2023
Euros	284	3.05% - 3.85%	April / May 2023
USD	8,000	4.30%	August 2023

In March 2022, the controlled company Telcosur took a US$ 24 million loan. The main terms of said loan are as follows:

Amount in US$	24,000,000
Interest rate	1.5% annual rate
Amortization	January 25, 2024
Interest payment frequency	Upon maturity
Collateral	Fixed-term deposit in foreign currency (1)

(1)Included as “Other financial assets at amortised cost, non-current.”

Our indebtedness’ maturities profile, net of bonds in treasury stock is as follows:

Schedule of financial debt payments (in millions of US dollars)

8.2
24.0
470.3

Financial Overview throughout the year 2022

Our main liquidity sources were our operations cash flows, the sale of our temporary investments and loans. Our operations cash flows have been affected over the last years by the lack of a natural gas transportation tariff update, particularly in view of the rocketing inflation that struck our economy (for further information see “X. Tariff Overview” of the present annual report).

The higher generation of cash was leveraged by high international liquid prices and superior revenues derived from midstream services rendered in Vaca Muerta. This operating cash flow

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covered all our financial needs, mainly the investments conducted in the maintenance of the transportation system and other operative assets of the other business segments as well as the ones invested in new midstream projects in Vaca Muerta.

Throughout the 2022, we took short-term loans with important financial entities for the amount of US$ 10 million (fully denominated in foreign currency). We also conducted bonds buyback operations for the amount of Ps. 2,453 million.

Net operating cash flows amounted to Ps. 30,301 million in 2021.

As in former years, to mitigate the impact of the fall of international reserves, during 2021 the BCRA adopted measures that restricted the normal operations of the Foreign Exchange Market. These restrictions did not affect the payment of the 2018 Bonds interests but they did affect payments of imports, which was translated in payment delays and taking of loans.  For further information, see “2. Macroeconomic Scenario - 2.1. Argentine Context”.

Throughout the 2022, the United States dollar exchange rate went up by 72.47%, from $ 102.72 as of December 31, 2021 to $ 177.16 as of December 31, 2022. On the other hand, prices evolution, measured by the CPI, showed a higher acceleration dynamics, going up by 95% year-over-year.

Net cash flows applied to investment activities amounted to Ps. 30,284 million, mainly affected by higher financial collocations not considered as funds in accordance with the IFRS and payments conducted for the acquisition of PPE.

It goes beyond saying that our financial performance was influenced by the existing restrictions and the macroeconomic conditions that shaped the year 2022. If so required, tgs has access to short-term financial loans in the domestic market and to Argentine capital markets. For further information, see “Financial Sources”.

In order to preserve cash surpluses, they are invested in low risk and high liquidity financial assets offered by financial institutions with high credit score and in private bonds of first-class Argentine companies. We prioritized funds collocations in dollar and CER- linked investments to mitigate the exchange rate risk in our net liabilities in dollars and the impact of inflation on availabilities denominated in Argentine pesos.

The table below presents our fund applications as of December 31, 2022:

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tgs financial position is still solid, due to a strong cash generation, a relatively low level of indebtedness and revenues denominated in United States dollars in the segments of Liquids Production and Commercialization and Other services. However, the situations described above, and the impact of inflation on international companies may negatively affect our clients’ financial condition, which might derive into the deterioration of our capacity to generate cash to meet our financial obligations and capital expenditures.

In the short term, the most significant factors that impact on cash flows generation are: (i) international liquid prices fluctuations, (ii) production and demand fluctuations of the products and services commercialized by tgs, (iii) fluctuations in the price of natural gas used as PTR, (iv) exchange rate variations and v) lack of tariffs update in the regulated natural gas transportation segment and impact of operative costs on the operative margins of this business segment.

To minimize the negative impact of the exchange rate on our financial indebtedness, tgs adopted a conservative approach. Hence, as of December 31, 2022, we have approximately 89% of funds collocations overseas denominated in United States dollars or adjusted by said variable.

The graph below shows the main application of funds during the years ended December 31, 2022 and 2021:

Application of funds (in millions of Arg. Pesos)

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8. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31,2022 and 2021. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013") and considering Resolutions No. 1,660 and No. 1,903 issued by the ENARGAS.

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., and Pistrelli, Henry Martin y Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2022.

(1) Not covered by Independent Auditors’ Report except for items 8.d., 8.e., 8.f. and 8.h.

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8.a. Results of operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2022 (“FY2022” or “2022”) and December 31, 2021 (“FY2021” or “2021”):

Activities of the Company in FY2022 and FY2021

Revenues

Total revenues for FY2022 decreased by Ps. 8,795 million compared to FY2021, mainly as a result of the decrease in revenues from the Natural Gas Transportation and Production and Commercialization of Liquids business segment, an effect that was partially offset by the increase in revenues from the Other Services business segment.

Natural Gas Transportation

During FY2022 revenues from the Natural Gas Transportation business segment accounted for 25% of tgs total revenues (27% for FY2021). 83% of the total revenues corresponded to firm contracted capacity services for both years.

Revenues from the Natural Gas Transportation segment during FY2022 reached Ps. 40,643 million (Ps. 47,730 million in FY2021). The Ps. 7,087 million decrease is due to the lack of tariff

67

adjustment, as we have only received a nominal increase of 60% as of March 1, 2022, and the negative impact that the evolution of inflation has on tariffs.

For more information regarding the Company's tariff situation, see "4. Businesses in 2022. Natural Gas Transportation", of this Annual Report.

Liquids Production and Commercialization

Revenues from the Liquids Production and Commercialization segment amounted to Ps. 104,215 million in 2022 (Ps. 4,345 million lower than in 2021).

This negative effect was mainly due to the negative real exchange rate variation and lower volumes of ethane sold. These effects were partially offset by higher ethane and international benchmark prices and higher volumes of natural gasoline and propane shipped.

Total volumes sold registered an increase of 1% or 9,585 tons compared to FY2021.

For more information regarding the evolution of the businesses in this business segment during 2022, see “4. Businesses in 2022. Production and Commercialization of Liquids”, of this Annual Report.

Other Services

Other Services Revenues increased by Ps. 2,636 million in 2022 compared to 2021. This increase is due to higher revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta and natural gas compression services. These effects were partially offset by the negative real exchange rate variation on revenues denominated in U.S. dollars and lower operation and maintenance services rendered.

For more information regarding the evolution of the businesses in this business segment during 2022, see “4. Businesses in 2022. Other Services”, of this Annual Report.

Operating cost and administrative and selling expenses

Operating cost, administrative and selling expenses corresponding to FY2022 increased by Ps. 4,820 million, 4.5% compared to the same period of the previous year. This variation is mainly due to the increase in the (i) cost of natural gas processed at the Cerri Complex (mainly due to an increase in the price, measured in constant Argentine pesos), (ii) labor costs and (iii) tax

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on exports. These effects were partially offset by lower operating and maintenance expenses and fees and services received from third parties.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for FY2022 and FY2021:

Other operating results

Other operating results recorded a negative variation of Ps. 327 million mainly as a result of the recognition of the collections received for insurance recovery and the recovery of tax credits received in the last quarter of 2021, an effect that was offset by a lower charge for contingencies.

Net financial results

In FY2022, financial results showed a negative variation of Ps. 2,310 million with respect to FY2021. The breakdown of net financial results is as follows:

This negative variation is mainly due to the lower gain on net monetary position (due to the lower net monetary liability position during FY2022) and the higher negative net foreign exchange difference. These effects were partially offset by the gain recognized in 2022 from transactions carried out with financial assets at fair value and higher interest rates.

The selling peso/US dollar ended exchange rate closed at a value of Ps. 177.96 per US dollar as of December 31, 2022, representing an increase of 72% (or Ps. 74.44 per US dollar) compared to the exchange rate observed at the closing of FY2021. As of December 31, 2021,

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said rate had increased by 22% (or $18.57 for each US dollar) regarding its quote at the closing of the FY2020. The net liability position in US dollars of tgs has been reduced in FY2022.

Income tax

For FY2022, tgs reported an income tax loss of Ps. 17,061 million, compared to the loss reported in FY2021 for Ps. 24,811 million. The lower income tax charge was mainly due to the lower taxable income for FY2022.

8.b. Liquidity

The Company’s primary sources and application of funds during FY2022 and FY2021 were the following:

Cash Flows generated by operations decreased Ps. 23,610 million, mainly due to higher income tax payments, lower operating profit and a decrease in working capital.

Cash flows used in investing activities decreased Ps. 18,775 million mainly driven by lower acquisitions of financial assets not considered cash and cash equivalents under IFRS. This effect was offset by higher funds used for the acquisition of capital goods within the framework of projects for other services undertaken.

Cash flow generated by financing activities, amounted to Ps. 3,626 million compared to the cash flow used in financing activities for Ps. 1,869 million for FY2021. This effect was due to

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the net taking of financial debt carried out during FY2022 as opposed to the repurchase of notes of FY2021.

8.c. Fourth quarter 2022 (“4Q2022”) vs Fourth quarter 2021 (“4Q2021”)

The following table presents a summary of the consolidated results of operations for 4Q2022 and 4Q2021:

During 4Q2022, the Company obtained comprehensive income of Ps. 5,358 million, compared to comprehensive income of Ps. 13,160 million obtained in the same period of 2021.

Total revenues for 4Q2022 decreased Ps. 9,785 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment in 4Q2022 decreased by Ps. 2,280 million, compared to 4Q2021. The negative variation was due to the lack of tariff increase of the applicable tariffs (the last increase was on April 1, 2022) and the negative effect that the variation in the Consumer Price Index had on inflation-adjusted revenues.

As for the Liquids Production and Commercialization segment, revenues decreased by Ps. 7,942 million in 4Q2022, mainly as a result of the negative variation in real terms of the exchange rate on sales denominated in US dollars and international prices. These effects were partially offset by the increase in higher volumes dispatched.

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Regarding the total volumes dispatched from the Cerri Complex, they increased by 6% or 20,122 tons, highlighting the increase in exports given the greater availability of gas.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

The Other Services segment reported an increase of Ps. 437 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta and midstream. This effect was partially offset by the negative variation of the exchange rate in constant currency.

Cost of sales and administrative and commercialization expenses for 4Q2022 amounted to Ps. 29,800 million (compared to Ps. 30,962 million in 4Q2021), which represented a decrease of Ps. 1,162 million. This variation is mainly due to the decrease in repair and maintenance expenses for Property, plant and equipment and taxes, rates and contributions (mainly due to lower withholdings on exports due to the decrease in sales prices). These effects were partially offset by higher costs of natural gas processed at the Cerri Complex.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 4Q2022 and 4Q2021:

In 4Q2022, financial results suffered a negative variation of Ps. 2,165 million, compared to those registered in the 2021 period. This variation is mainly due to the higher negative foreign exchange difference and a loss on monetary position during 4Q2022. These effects were partially offset by the higher results obtained from the change in the fair value of financial assets.

8.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2022, 2021, 2020, 2019 and 2018:

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8.e. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the years ended December 31, 2022, 2021, 2020, 2019 and 2018:

8.f. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the years ended December 31, 2022, 2021, 2020, 2019 and 2018:

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8.g. Statistical Data (Physical units)

8.h. Comparative Ratios

8.i. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2022	2021	2020	2019	2018
January	225.00	151.65	104.30	125.85	90.05
February	232.60	138.85	93.15	114.50	83.50
March	262.80	139.10	72.15	114.10	81.75
April	262.35	139.35	101.80	90.40	78.05
May	282.15	152.20	121.50	116.35	84.30
June	260.50	156.65	114.10	124.50	69.15
July	349.65	159.05	141.35	137.20	90.95
August	393.50	193.25	123.85	94.45	98.40
September	462.50	192.00	116.60	107.10	120.05
October	536.75	217.30	152.95	121.00	103.95
November	645.80	184.55	162.50	91.70	117.00
December	811.05	181.10	153.15	108.65	111.00

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9. Board of Directors’ Proposal regarding the application of Results

The chart below provides a breakdown of our retained earnings as of December 31, 2022 and our proposal for its distribution. Our proposal includes, after the reversal of the Balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by tgs Ordinary Shareholders Meeting dated April 5, 2022, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”.

In light of our new businesses outlook and the challenges we are facing in this oncoming fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and and/or (ii) the payment of future dividends subject to the financial condition of the Company and the macroenconomic variables and/or (iii) the buyback of shares within the plan approved by the Board of Directors of the Company.  The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of subsections c) and e) of item 11, section 3, Chapter III Title IV of the CNV Standards (N.T. 2013), which with reference to treasury stock, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

In thousands of Argentine pesos as of December 31,2022
Reserve for future investments, buyback of our own shares and/or payment of dividends	121,274,267
2022 Net Income	32,317,790
Total	153,592,057

Proposal:

Total reversal of reserves for future investments, buyback of our own shares and or payment of dividends

Increase in legal reserve

Creation of a reserve for future investments, buyback of our own shares and or payment of dividends

(121,274,267) 1,615,889 151,976,168

Autonomous City of Buenos Aires. March, 9 2023.

Horacio Turri

 Chairman

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3)

Notes	2022	2021
ASSETS			
Non-current assets			
Property, plant and equipment	12	294,479,596	292,534,643
Investments in associates	9	154,502	64,371
Financial assets measured at amortised cost	8.m.	40,162,283	43,720,399
Deferred tax assets	14	27,410	46,277
Other receivables	8.a.	14,899	17,249
Total non-current assets		**334,838,690**	**336,382,939**
Current assets			
Other receivables	8.a.	16,176,638	11,642,263
Inventories		1,833,545	2,278,309
Trade receivables	8.b.	16,939,295	20,693,854
Contract assets		24,043	46,834
Financial assets measured at amortised cost	8.m.	1,438	3,721
Financial assets at fair value through profit or loss	8.n.	39,289,630	25,844,992
Cash and cash equivalents	8.c.	2,988,946	8,627,004
Total current assets		**77,253,535**	**69,136,977**
Total assets		**412,092,225**	**405,519,916**
EQUITY			
Common stock		108,907,931	108,907,931
Treasury shares		6,037,989	6,037,989
Cost of acquisition of treasury shares		(10,924,539)	(10,924,539)
Additional paid-up capital		(3,169,112)	(3,169,112)
Legal reserve		12,779,853	10,741,238
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		121,274,267	82,540,576
Accumulated retained earnings		32,317,790	40,772,306
Non-controlling interests		110	98
Total equity		**267,224,289**	**234,906,487**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	21,248,327	20,063,665
Taxes payables	8.f.	14,285	-
Contract liabilities	8.d.	11,717,412	10,963,157
Loans	13	90,694,136	100,121,274
Total non-current liabilities		**123,674,160**	**131,148,096**
Current liabilities			
Provisions	15	1,834,094	2,524,233
Contract liabilities	8.d.	1,045,454	978,575
Other payables	8.e.	286,555	619,970
Taxes payables	8.f.	944,696	1,297,426
Income tax payable		8,283	17,067,810
Payroll and social security taxes payable	8.o.	2,629,829	2,774,569
Loans	13	3,919,929	2,299,738
Derivated financial instruments	16.1.1	-	82,329
Trade payables	8.g.	10,524,936	11,820,683
Total current liabilities		**21,193,776**	**39,465,333**
Total liabilities		**144,867,936**	**170,613,429**
Total equity and liabilities		**412,092,225**	**405,519,916**

The accompanying notes are an integral part of these consolidated financial statements.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50% and (ii) leading by Sielecki family, Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

CIESA
51%
PUBLIC OFFERING
44%
(FGS-ANSES: 24%, BYMA: 8%, NYSE: 12%)
TREASURY SHARES
5%
tgs
Transporte y Servicios de Gas en Uruguay S.A. (TGU)
Pampa Energía 51%
TGS 49%
EGS S.A.
(En liquidación)
TGU 51%
TGS 49%
TELCOSUR S.A.
TGS 99.98%
Pampa Energía S.A. 0.02%
TGSLatam Energía S.A.
TGS 80%
CTG 15%
Telcosur 5%
CTG ENERGIA S.A.U. (CTG)
TGS 100%
GAS LINK S.A.
TGS 49%
Shell Argentina S.A. 25.50%
Pan American Sur S.A. 20.40%
Wintershall Dea Argentina S.A. 5.10%
UT TGS-SACDE

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of health events generated by the COVID19 pandemic, political and economic events both domestically and internationally.

During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary goals were established and a refinancing of maturities was obtained. However, the inflationary inertia continues, and as of December 31, 2022, year-on-year inflation reached 94.8%.

In addition, the conflict between Russia and Ukraine has been a major factor of global destabilization that led to a significant increase in the price of commodities, including natural gas. In this context, on April 7, 2022, the Argentine Government announced an agreement for the supply of natural gas from Bolivia during the winter period. The increase in natural gas prices could negatively affect Argentina's current fiscal imbalance. Also, the availability

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

and price of natural gas are key factors for the normal development of the Cerri Complex's Liquids production activities.

The main macroeconomic issues and the measures adopted by the Government are described below:

Economic activity, poverty and unemployment

In recent years, the Argentine economy suffered a significant impact from the crisis generated by COVID-19 to the difficult moment that the international economy is experiencing due to high inflation and the conflict between Russia and Ukraine.

In this sense, after the abrupt economic slowdown produced in 2020 as a result of the sanitary measures imposed, the economy has begun a path of recovery in 2021, reaching an increase of 10.4% in the Monthly Estimator of Economic Activity (“EMAE”). This trend was reduced during 2022, showing that indicator a positive variation, as of November of that year, of 2.6% year-on-year. Recent estimates predict that given the volatile Argentine and international situation, economic growth would slow down during 2023.

Additionally, the unemployment rate presented a rate of 7.1% for the third quarter of 2022, according to the latest information provided by INDEC.

Likewise, the pandemic has had a profound initial impact on the lowest-income sectors. The latest official statistical data available from INDEC corresponds to the first semester of 2022, and indicates that in that period poverty reached 36.5%.

Fiscal imbalance

The primary fiscal deficit continued to be high, amounting in 2022 to 2.4% of the Gross Domestic Product (“GDP”). For its part, the financial deficit amounted to 4.2% of GDP. The reduction compared to 2021 was mainly due to the reorganization of the fiscal accounts carried out in order to meet the goals agreed with the IMF in the Extended Facilities Program.

Tariff policy

Reducing the fiscal deficit is one of the central issues within the framework of the principle of agreement with the IMF, and a large part of the deficit is explained by the growth of subsidies that cover the delay with tariffs. Public services tariffs have been virtually (in some cases completely and in others partially) frozen for almost 24 months.

During 2022, public service companies only received temporary rate increases since the comprehensive rate review (“RTI”) renegotiation process has not been completed. In fact, towards the end of 2022, the Government extended its completion period until the end of 2023. For more information, see “Note 17 – Regulatory framework.”

Likewise, in order to encourage production, to reduce the impact on certain types of natural gas consumers and to reduce the subsidies paid to natural gas producers, as from November 2020, the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 was established through Decree No. 892/2020 (the "Gas.Ar Plan").

Monetary imbalance and inflation

The country faces certain monetary imbalances aggravated by the high level of monetary issue as a result of the assistance measures adopted by the Government, thus pressing the international reserves of the Banco Central de la República Argentina (“BCRA”). The fall in the BCRA's international reserves, accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and consumption of foreign currency and payments abroad, which in turn generated a significant gap between the official exchange rate and that of freer trading venues. For further information, see "Note 16 - Financial Risk Management".

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In order to deal with this situation, the Government has adopted several measures, among which we can mention: maximum price plans for certain food products, limitations to increases in utility tariffs and a limited exchange rate devaluation policy.

According to the latest Survey of Market Expectations (“REM”) carried out by the BCRA corresponding to December 2022, the median resulting from the estimates made by the 37 participants of the REM, showed an expected inflation of 98.4% for 2023.

Public debt

In 2022, an extremely important milestone was achieved, which was the agreement reached with the International Monetary Fund (“IMF”) for a new Extended Facilities Program. With a duration of 30 months, disbursements are made over 10 years, four and a half years of grace, this program allows the country to postpone its maturities with the agency and strengthen its reserves in the short term. Among the commitments assumed is gradual fiscal consolidation -reaching equilibrium in 2025- together with the reduction of monetary financing of the deficit and the accumulation of reserves to gain some freedom in monetary policy.

Exchange market

The low level of reserves in the BCRA has led the National Government to maintain a very restrictive exchange control for the purchase of foreign currency in the single free market for foreign exchange ("MULC"), in which the price of the US dollar at 31 December 2022 was $176.96 (buyer) and $177.16 (seller), representing an increase of approximately 72%, well below inflation as measured by the CPI. However, as of December 31, 2022, the gap with respect to the alternative quotations of the US dollar obtained in the market was close to 100%.

Since the primary elections that took place in September 2021, the BCRA had to tighten the exchange rate clamp to try to stop the leak of foreign currency, establishing, among other measures, greater restrictions on access to the MULC for imports. For further information, see “Note 16.1.1. – Risk associated with exchange rate”.

The current economic context and in particular, the exchange market generates expectations that the local currency will continue to devaluate, being a relevant aspect the speed with which this issue may develop in the next months, as well as other restrictions and/or developments in the exchange market with effects on different aspects of the economic activity, such as foreign trade and others.

The Company's management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company's financial statements should be read considering these circumstances.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements for the years ended December 31, 2022 and 2021 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”), CTG Energía S.A.U.

(“CTG”) and TGSLatam Energía S.A. (“TGSLatam”) its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

These Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on March 9, 2023.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International

Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year.

The economic and financial results are presented on a fiscal year basis. The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2022 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2022 and that have not had an impact on the Company's consolidated financial statements are the following:

IAS 16 - Property, plant and equipment ("PPE") - Income ahead of schedule

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

This amendment became effective for annual periods that began on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

The amendments did not have a significant impact on the Company.

IAS 37: Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entit should include when assessing whether a contract is onerous.

These amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods that began on or after January

1, 2022.

The amendments did not have a significant impact on the Company.

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1,

2022.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2022, are listed below:

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Company is evaluating the impact of these modifications for the presentation of debts.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 12: “Income tax”

IAS 12 - Income Tax specifies how an entity accounts for income tax, including deferred tax,

which represents tax to be paid or recovered in future periods.

The amendments clarify that the exemption defined in the standard to recognize deferred taxes when assets or liabilities are recognized for the first time is not applicable in the case of leases and provisions for decommissioning.

The amendments are effective for annual reporting periods beginning on or after January 1,

2023 and early application is permitted.

This amendment is not expected to have a significant impact on the Company.

IAS 8: "Accounting Policies, Changes in Accounting Estimates and Errors"

In February 2021, the IASB issued amendments to IAS 8, introducing a definition of "accounting estimates". The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The modifications are effective for annual reporting periods that began on or after January 1, 2022.

The amendments did not have a significant impact on the Company.

IAS 1: Disclosure of accounting policies – Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality, providing guidance and examples to help entities apply disclosure materiality judgments on accounting policies. . The purpose of the amendments is to help entities provide information about accounting policies that is more useful, by replacing the requirement that entities disclose their "significant" accounting policies with "material" accounting policies and by adding guidance on how Entities apply the concept of materiality when making decisions about disclosures regarding accounting policies.

The modifications are effective for annual reporting periods that began on or after January 1, 2022.

The amendments did not have a significant impact on the Company.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit/loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2022 and 2021 is as follows:

For consolidation purposes for the year ended December 31, 2022, the financial statements of Telcosur and TGSLatam have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2022.

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2022 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2022 of Link, TGU and EGS (in liquidation) from this date to December 31, 2022.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2022 and 2021:

4.b.3) Joint arrangement

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

4.c.3) Associates

The functional currency of the associate company TGU, and the subsidiary company TGSLatam, both located abroad, is the US dollar, because it is the currency in which they substantially generate their income and incur their expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d) Restatement to constant currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2022, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2022 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 94.79% and 50.94% in the years ended December 31, 2022 and 2021 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2021, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

i.Financial assets subsequently measured at amortised cost, and

ii.Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets measured at amortised cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortised cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortised cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2022 and 2021, the Company has not recognized any financial assets under this category.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2022 and 2021, the Company has not recognized any financial assets under this category.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortised cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h).

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortised cost or at fair value through profit or loss, as appropriate.

All financial liabilities are initially recognized at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2022 and 2021, there are no instruments classified in this category.

Financial liabilities measured at amortised cost

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31 2022 and 2021, all of the Company’s financial liabilities were classified in this category.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2021, the Company had contracted forward operations for the purchase of US dollars, which are disclosed in the item "Derivative financial instruments" of the Statement of Financial Position, for which the application of the hedge accounting as defined by IFRS 9. The (loss) / gain for the year was included in the line "Derivative financial instruments result" in "Financial Results" in the Statement of Comprehensive Income. For more information, see notes 16.1.1 and 16.1.3 to these financial statements.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables, contract assets and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

4.i) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied,

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2022 and 2021, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As of December 31, 2022 and 2021, the book value of PPE did not exceed its recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortised cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortised cost using the effective tax method.

4.n) Income tax and deferred income tax

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2022 and 2021, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See Note 14).

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids, and (ii) other liquid services.

Liquids Production and Commercialization in the domestic market

In the domestic market, tgs sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the Secretary of Energy based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between tgs and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortised cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see "Note 23 - Associates and joint arrangements."

4.r) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d), and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.s) Basic and diluted earnings per share

Earnings per share as of December 31, 2022 and 2021 were calculated as follows:

As of the date of the issuance of these consolidated financial statements, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2022 and 2021 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Company considers each business segment as a CGU.

When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which tgs carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the recorded amounts of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use as of December 31, 2022.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the adjustment of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) estimates of future tariff adjustments and the recognition of cost adjustments, (ii) projections of the future costs and investments to be incurred and (iii) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the transitional tariff increase to be granted until the new RTI is concluded, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The Company has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a)Base scenario: probability of occurrence assigned 65%.

b)Optimistic scenario: probability of occurrence assigned 20%.

c) Pessimistic scenario: probability of occurrence assigned 15%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2022 and 2021, based on the foregoing, the Company has not determined the need to record an additional impairment charge to the one that counts.

As of December 31, 2022, the book value of the PPE related to the Natural Gas Transportation cash-generating unit amounted Ps. 189,314,745.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

5.c) Income tax

Deferred tax assets are recognized for all tax loss carryforwards to the extent that it is probable that there will be a taxable profit against which the tax loss can be utilized. Determining the amount of deferred tax assets that can be recognized requires significant judgments to be made by management based on the likely timing and level of future tax benefits, together with future tax planning strategies and macroeconomic variables that impact the business.

On December 29, 2017, the PEN enacted and put into effect through Decree 1112/2017 a tax reform sanctioned in the National Congress through Law No. 27,430 (the "Tax Reform") whereby a decrease in tax rates was determined. Subsequently, through the enactment of the Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency No. 27,541 ("Solidarity Law"), the Argentine Government defined the postponement of the reduction of the current tax rate for fiscal years beginning on or after January 1, 2021.

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

For the determination of the deferred and current income tax charge as of December 31, 2022 and 2021, the Company has applied the progressive tax rate in force as mentioned above.

More detailed information on income tax is included in Note 14 "Income tax and deferred income tax".

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2022 and 2021 are presented below:

Note 13 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization segment is regulated by the SE.

Detailed information on each business segment for the years ended December 31, 2022 and 2021 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

8.a) Other receivables

8.b) Trade receivables

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.c) Cash and cash equivalents

8.d) Contract Liabilities

During 2022 and 2021 financial years, the Company recognized Ps. 469,978 and Ps. 477,516, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

8.e) Other payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.f) Taxes payables

8.g) Trade payables

8.h) Revenues and others

Disaggregation of revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Detailed information of revenues on each business segment for the years ended December 31, 2022 and 2021 is disclosed below:

➢Natural Gas Transportation:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

➢Production and Commercialization of Liquids:

➢Other Services:

8.i) Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2022 and 2021

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.k) Net financial results

8.l) Other operating results, net

8.m)  Financial assets measured at amortised cost

8.n) Financial assets at fair value through profit or loss

8.o) Payroll and social security taxes payable

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

9.INVESTMENTS IN ASSOCIATES

10.JOINT ARRANGEMENTS

tgs jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.SHARE OF GAIN FROM ASSOCIATES

During fiscal year 2021, Link paid a cash dividend of Ps. 354,492.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following is the composition of the resulting net value of PPE as of December 31, 2022 and 2021:

As of December 31, 2022 and 2021, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

The book value variation of the rights-of use accounted during the years ended on December 31, 2022 and 2021 corresponds to its depreciation:

The right to use these assets expires in September 2026, when the purchase options provided for in the contracts may be exercised.

13.LOANS

Short-term and long-term loans as of December 31, 2022 and 2021 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2022 and 2021 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The maturities of current and non-current financial debt, net of issuance costs, as of December 31, 2022 are as follows:

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2022, and their present book value:

As of the date of issuance of these Consolidated Financial Statements, the Company and its controlled companies are in compliance with the covenants established in all of their financial debt.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Description of the Company's indebtedness

Class 2 Notes ("2018 Notes")

The General Ordinary Shareholders' Meeting held on April 26, 2017 resolved to increase by up to US$ 700,000,000 (or its equivalent in other currencies) the Global Program of Negotiable Obligations authorized by the CNV in its Resolution No. 17,262 dated January 3, 2014, whose amount until the Meeting was held was US$ 400,000,000 (the "2017 Global Program").

On May 2, 2018, under the 2017 Global Program, the Company proceeded to the issuance of the 2018 Notes according to the following characteristics:

2018 notes
Amount in US$	500,000,000
Interest rate	6.75% anual
Issuance price	99.725%
	Scheduled Repayment Date	Percentage of Original Principal Amount Payable
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Provision No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the term of the 2017 Program until January 3, 2024.

The General Shareholders' Meeting held on August 15, 2019 decided that the Global Program for the Issuance of Negotiable Obligations be extended from US$ 700 million to US$ 1,200 million. Such increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR#CNV.

The funds raised by the Company are intended to:

i.The repurchase of the Class 1 marketable debentures (the "2014 Notes") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. and use the balance of the net proceeds for the realization of investments in capital assets in process.

The value of such financial debt is based on its amortised cost calculated as the cash flows discounted at an effective rate of 7.088%.

During 2022 and 2021, the Company repurchased its marketable debt for a nominal value of USD 29.7 million and USD 4.8 million for which it paid Ps. 2,452,516 and Ps. 1,869,224, respectively. This transaction generated a result of (Ps. 1,030,169) and (Ps. 806,841), respectively, recognized in the financial results of the Statement of Income.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Other financial liabilities

During the third quarter of 2022, the Company incurred new financial indebtedness according to the following detail:

Currency	Amount (in miles)	Interest rate	Expiration date
USD	1,797	5.75% - 7.75%	Between May and September 2023
Euros	284	3.05% - 3.85%	April / May 2023
USD	8,000	4.30%	August 2023

Bank loans

On March 31, 2022, the subsidiary Telcosur, took a loan for US$24 million. The main terms of said loan are:

Amount in US$	24.000.000
Interest rate	1.5% annual
Amortizacion date	January 25, 2024
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)Included as “Non-current financial assets measured at amortised cost”.

Restrictions

As of the date of issuance of these Consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, sale of assets and transactions with related parties.

The Company may incur new debt under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.75:1.

b.For the refinancing of current debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default of its obligations with creditors, and (ii) immediately after such dividend payment is made, the Company may incur new debts as provided in point a. of the preceding paragraph.

Lease liability:

Corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Neuquén River area. Said agreement was entered into on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of the term of the agreement.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. Subsequently, on the occasion of the enactment of the Solidarity Law, new modifications were introduced with impact as of the fiscal year beginning on January 1, 2019. The main changes are the following:

Applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively.

Solidarity Law suspended until fiscal years starting from 1st January 2021 inclusive, reduced to 25% of the applicable rate and retention of 13% on dividends.

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette, which, among other issues, introduces a modification in the income tax rate effective for the years fiscal or fiscal years beginning on or after January 1, 2021 inclusive. The amendment establishes a tiered system of rates in three segments (25%, 30% and 35%) according to the level of accumulated net taxable income, which will be updated.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of December 31, 2022 and 2021, the Company has applied the current progressive tax rate according to the scale updated by AFIP Resolution No. 5168/2022 of March 15, 2022.

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal years ended December 31, 2022 and 2021, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2022 and 2021 considering the application of the adjustment for fiscal inflation.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.

Tax revaluation

It established the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

The taxpayers that exercised the revaluation option waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option.

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 3,367,653 for this concept.

Deferred tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2022 and 2021 is as follows:

The analysis of the net deferred tax assets and liabilities is as follows:

The composition of the net deferred tax liabilities as of December 31, 2022 and 2021 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2021, the Company had a specific tax carryforward derived from negative exchange differences for the years 2021 and 2020 generated by financial instruments traded abroad for Ps. 3,662,207. The realization of such tax loss depended on the future generation of taxable financial gains taxed during the statute of limitations period. In order to determine its recoverability, the Company took into consideration the reversal of the deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it was not possible to estimate as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 364,769 was recognized as of December 31, 2021. As of December 31, 2022, this tax carryforward was fully utilized.

Below is a reconciliation between the income tax charged to results for the years ended December 31, 2022 and 2021 and that which would result from applying the current tax rate on net income before income tax for the exercise:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.PROVISIONS

16.FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Restrictions to the single free market for foreign exchange ("MULC")

As mentioned in Note 1, the main global and Argentine economic variables have had a negative impact on financial markets affecting the cost of borrowing, hedging activities, liquidity and access to capital in general. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in value.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, as from April 2020, through the issuance of Communication "A" 7001, subsequently amended by Communications "A" 7030, 7042, 7052, 7068 and 7138, the BCRA established measures that intensify the restrictions for access to the MULC, including measures related to the trading of stock market assets by companies.

In turn, on May 25, 2020 and June 19, 2020, the CNV issued General Resolutions No. 841 and 843, by means of which restrictions are established for the purchase and sale of negotiable securities in U.S. dollars, or the transfer of such securities to depositary companies abroad. Subsequently, by means of General Resolution No. 862, such agency provided certain flexibilities to the terms of permanence of such securities.

These measures aimed at restricting the MULC in order to contain the demand for dollars imply the request of prior authorization from the BCRA for certain transactions, including the following:

- payment of dividends to non-residents;

- payment of imports of certain goods abroad or cancellation of debts originated in the importation of such goods except for certain exceptions expressly provided for in the applicable regulations;

- the formation of foreign assets; and

- payment of financial loans to non-residents.

In case of having requested access to the MULC, it must assume the commitment to enter and settle in the foreign exchange market, within five working days of its availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a time deposit or the sale of any type of asset, when the asset had been acquired, the deposit constituted or the loan granted after May 28, 2020.

Additionally, on September 15, 2020, the BCRA published Communications "A" 7105 and 7106 by which it is established, among other measures, that those who register financial debts with independent parties with principal maturities in foreign currency scheduled between October 15, 2020 and March 31, 2021, must submit to the BCRA a refinancing plan for the principal maturities based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount maturing in the period indicated above, and (b) that the remaining principal be, at least, refinanced with new external indebtedness with an average life of 2 years, provided that the new indebtedness is settled in the exchange market.

During 2022, although various regulations have been issued that, to a greater or lesser extent, provided for certain flexibility in access to the MULC, the BCRA continued to limit access to them in order to preserve its reserves and stabilize its exchange rate policy.

The aforementioned rule does not have immediate effect on the Company since the amortization of the principal of its marketable debentures occurs on May 2, 2025, which is not within the aforementioned term. On the other hand, as of the date of issuance of these consolidated financial statements, the Company paid all the interest installment corresponding to its financial debt according to the current schedule.

Additionally, the exchange regime already determined as mandatory the entry and liquidation in local currency of the funds obtained as a result of the following operations and concepts, among others:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

- Exports of goods and services;

- Collection of pre-financing, advances and post-financing of exports of goods;

- Exports of services;

- Disposal of foreign assets.

These foreign exchange restrictions, or those that may be enacted in the future, could affect the Company's ability to access the official foreign exchange market to acquire the foreign currency necessary to meet its financial obligations. Assets and liabilities denominated in foreign currency as of December 31, 2022 have been valued considering the current exchange rates in the MULC.

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2022 and 2021. Total operating cost denominated in Argentine Pesos accounted for 83% and 81% for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, 35% and 37% of total revenues are denominated in Argentine pesos, respectively.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2022, 89% of the Company's fund placements are denominated in U.S. dollars.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net liability position as of December 31, 2022 and 2021, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 1,451,631 and Ps. 3,958,992, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

In order to mitigate the exchange rate risk, during fiscal year 2022, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2022 and 2021 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2022 and 2021:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Secretary of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability. Especially during the first half of 2020, and due to the effect of COVID and the international oil market situation, the price of Liquids was negatively affected with year-on-year declines during that period in the order of 30%. However, as of the last quarter of 2020 and subsequent to the end of the year, international prices recovered sharply.

Based on volume of sales for the years ended December 31, 2022 and 2021, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 3,207,213 and Ps. 4,378,871, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

To measure the expected credit loss, receivables from sales have been grouped according to their characteristics in terms of credit risk and the time that has elapsed since maturity.

On this basis, the provision for losses for the year ended December 31, 2022 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2022 and 2021, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

Likewise, as of December 31, 2022 and 2021, the Company has credits for subsidies with the Argentine government for Ps. 3,768,159 and Ps. 2,427,450, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2022 and 2021 and the revenues receivable balances (net of allowances) as of December 31, 2022 and 2021 are set forth below:

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2022 and 2021 and revenues receivable balances (net of allowances) as of such date are set forth below:

The amounts of Other Services revenues made to major customers during the years ended December 31, 2022 and 2021 and revenues receivable balances (net of allowances) as of such date are set forth below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets measured at amortised cost.

During the year 2022, the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 1,613,742, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2022.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2022 and 2021:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2022 and 2021. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk.

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2022 and 2021, the gearing ratio was as follows:

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS 7, IAS 32 and IFRS 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

The categorization of financial assets and liabilities as of December 31, 2022 and 2021 is included below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2022 and 2021, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2022 and 2021:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2022, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets measured at amortised cost consists of time deposits made with financial institutions at current market rates.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2022, based on their quoted market price:

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 ("Resolution 4362 ").

•Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. tgs notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by tgs in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to tgs tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, tgs made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a period of 180 as days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, which will have the purpose of coordinating the comprehensive tariff review process set forth in Article 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Decree No. 543/2020 by which the validity was extended for an additional period of 180 calendar days, that is, until December 16, 2020, so that transportation rates and natural gas distribution remain unadjusted.

By provision of the Necessity and Urgency Decree No. 1,020/2020 (“Decree 1,020”), ENARGAS, commissioned by the PEN, began the renegotiation of the RTI concluded in 2018, which may not exceed 2 years. Until then, the current renegotiation agreements are suspended. Said renegotiation remains in the power of ENARGAS ad referendum of the PEN.

In addition, Decree 1,020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. It should be noted that all agreements, whether transitory or general, entered into with the National Government must not only be subject to the public hearing procedures provided by the regulations in force, but also to the authorization of the different governmental agencies.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020.

On March 16, 2021, the public hearing convened by ENARGAS was held for the purposes of considering the Transitional Tariff Regime (“RTT”) in accordance with the provisions of Decree 1,020. In this regard, tgs, without renouncing the full percentage of tariff recomposition that corresponds to it, alternatively presented at this hearing a proposal for a tariff increase calculated by 58.6%, as of April 1, 2021. It was calculated based on the financial needs to meet the operating and financial costs, capital investments and taxes, which were calculated considering the evolution of the inflation rate for a period of 12 months from its inception. Such requested increase contemplated only the necessary funds to meet the obligations as a licensee.

Additionally, in such public hearing, tgs denied and dismissed the arguments raised in it that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Regime Comprehensive Tariff (“RTI”) made for tgs.

On April 28, 2021, ENARGAS sent to tgs, a Transitory Agreement Project 2021 within the framework of the provisions of Decree 1,020. Said project provided:

• The non-granting of a temporary tariff increase, keeping the tariff schedules approved by ENARGAS in April 2019 unchanged.

• It established that from May 2021 and until the Definitive Renegotiation Agreement is in force, ENARGAS will proceed to re-calculate the transportation tariffs at that time in force with effect from April 1, 2022.

• It did not establish a mandatory investment plan.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

• The prohibition of: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

On April 30, 2021, through a note sent to that body, tgs stated that, given the context in which it develops its activities and the proposed terms and conditions, it was not feasible for the Company to sign the 2021 Temporary Agreement Project.

Subsequently, on June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for tgs effective as of that date. The RTT (i) does not grant a temporary tariff increase in favor of the Company, but the current tariff schedules in force since April 1, 2019 remain unchanged; (ii) provides that from the entry into force of the Transitional Regime -and until the Definitive Renegotiation Agreement is in force- the possibility is contemplated that ENARGAS adjusts the rates of tgs as of April 1, 2022 ; (iii) does not establish a mandatory investment plan for tgs and (iv) establishes the prohibition to distribute dividends and prepay financial and commercial debts contracted with shareholders, acquire other companies or grant loans.

In July 2021, tgs filed appeals for reconsideration with the PEN, the Ministry of Economy of the Nation and ENARGAS with an appeal or hierarchical subsidy in accordance with the respective powers of each of these bodies in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the RTT be declared null and void and the RTI be restored. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, later issuing Joint Resolution 1/21, which sets the RTT, and Decree 353/21, which approved Joint Resolution 1 /21, and culminates with Resolution 149, which approved the new tariff charts.

The challenges are based on: i) the illegality of Decree 1020 because it does not follow the lines of the delegation provided for in Law 27,541, and as a Decree of Necessity and Urgency it does not comply with the requirements of the Constitution for the issuance of this regulation; ii) the extension of the emergency beyond that provided by Congress; iii) the failure to carry out the tariff renegotiation as provided for in Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs, and the acquired rights of tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management and management of the Company, which have no legal justification, are also questioned, given that the emergency declared by Law No. 27,541 only empowered the National Executive Power to renegotiate the RTI and not the License.

The challenges and the request for reinstatement of the RTI have been made without prejudice to the right of tgs to pay the compensation that corresponds to it for not having complied with the RTI since April 2019.

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 362 between October 1, 2019 and June 1, 2021.

In addition, payment of compensation for the damages suffered by tgs due to the freezing caused by the failure to apply the six-monthly adjustment methodology established in the RTI in the aforementioned period is requested.

On January 19, 2022, a new public hearing was held, within the framework of ENARGAS Resolution No. 518/2021, whose purpose was to deal with a transitory tariff adjustment

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

within the framework of Decree 1020/2020. In such hearing, with the purpose of reaching a definitive agreement on the renegotiation and recomposing the license economic-financial equation, tgs requested a transitory tariff adjustment applied in two stages for the year 2022 for a total of 106%, due to the evolution of operating costs and the main macroeconomic indicators.

Subsequently, on February 1, 2022, tgs received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020.

Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

As of the date of issuance of these Consolidated Financial Statements, the Company is working together with ENARGAS to carry out the RTI process that will allow it to receive a fair and reasonable tariff according to the natural gas transportation public service provided.

b)General framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within tgs, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

Within this framework, tgs sells propane and butane production to fractionators at prices determined every six months. On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885 (in accordance with the provisions of said resolution).

During 2021, the Secretary of Energy issued Resolution No. 249/2021 by which it increased the prices as from April 6, 2021 to Ps. 12,626.60.

During 2022, the SE, through Resolutions No. 270/2022 and 609/2022, ordered increases in the price of the products that are marketed within the framework of this program. The last one, as of September 2022, raised it to Ps. 18,375.49 per ton (according to Resolution 609).

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

Within the framework of the path of gradual reduction of subsidies provided by the former MINEM, on March 31, 2017 the former MINEM issued Resolutions No. 74/2017 ("Resolution 74") and No. 474-E/2017 ("Resolution 474") by which an increase in the price of indiluted propane gas destined to the Propane for Networks Agreement is provided as from April 1 and December 1, 2017, respectively. As from such dates the price paid by the customer was set at Ps. 1,267/tn and Ps. 2,832/tn (as provided by Resolution 74) and Ps. 1,941.20/tn and Ps. 3,964/tn (as provided by Resolution 474), respectively, depending on the customer to whom the product is destined.

Finally, in May 2018 tgs entered into the sixteenth extension to the Propane Agreement for Networks which served as a framework for the commercialization of the products stipulated therein for the period April 1, 2018 - December 31, 2019. Additionally, this last extension fixed the price at which the propane destined to this program was marketed to the customer. Notwithstanding the foregoing, on January 14, 2020 tgs received the instruction issued by the Secretary of Energy to proceed with the propane deliveries according to the conditions of the sixteenth extension of the Propane for Networks Agreement. Subsequently, the Company entered into the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020. On August 10, 2021, tgs celebrated the eighteenth extension of the Propane Agreement for Networks, valid until December 31, 2021. On February 17, 2022, tgs celebrated the nineteenth extension of the Propane for Networks Agreement, valid until December 31, 2022.

As mentioned above, participation in the Home Plan implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices that are below production costs.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2022, the Argentine State owes tgs Ps. 3,768,159 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

i)   that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii)  to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

iii)if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2022 and 2021 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2022 and 2021, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs´ treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program was extended until March 22, 2021.

The acquisition cost of the treasury shares in portfolio amounted to Ps. 10,924,539, which, together with the trading premium on treasury shares of Ps. 3,169,112, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In addition, and in accordance with the 2022 Transition Agreement, the Company may not distribute dividends during the term of the agreement.

20. LEGAL CLAIMS AND OTHER MATTERS

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

a)Turnover tax calculated on the natural gas price consumed by tgs

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by tgs as fuel to render its transportation services. In this framework there have been initiated several lawsuits against tgs, which have adversely concluded by the Company.

As of December 31, 2022 and 2021, the Company has recorded a provision for these concepts of Ps. 1,657.4 million and Ps. 2,210.7 million, respectively, recorded in the caption "Provisions", determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

b)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, tgs filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge.

On July 5, 2012, the Court issued in favor of tgs a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company was entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim tgs of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by tgs in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which tgs requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by tgs, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

On May 14, 2021, tgs was notified of the ruling issued by Chamber I of the Chamber in Contentious-Administrative Matters that (i) has revoked the decision by the Judge of First Instance and (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the judgment of the Chamber.

On June 4, 2021, tgs filed an extraordinary federal appeal against the judgment of the Chamber, which was contested by ENARGAS and the National State, and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual debt due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

c)Recovery action of VAT and income tax

On October 9, 2008, tgs signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, tgs was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 tgs filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On May 24, 2013, tgs filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by tgs amounted to Ps. 102.5 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, tgs filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by tgs.

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by tgs and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an Extraordinary Appeal - which was granted on September 26, 2019 in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then Complaint Appeal.

On August 5, 2021, the Supreme Court confirmed the ruling of Chamber I of the Federal Contentious-Administrative Chamber in favor of tgs, which is final.

After having made the corresponding presentations before the AFIP, the Company proceeded to offset the credit (capital plus interest) generated with the payment of taxes as established by the tax agency.

d)Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which tgs is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

In March 2017, tgs partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2022 and 2021 it has no recorded any provision for this concept.

e)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2022, the total amount of these provisions amounted Ps. 58.5 million.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

f)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2022 and 2021, the total amount of these provisions amounted Ps. 77.4 million and Ps. 221.5 million, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2022 and 2021 were Ps. 427,015 and Ps. 400,832, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2022 and 2021 is as follows:

Additionally, during the year ended December 31, 2022, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 3,318,934 which are activated within the balance of advances to suppliers.

As of December 31, 2022 and 2021, tgs holds Ps. 2,570,796 and Ps. 1,388,558 corresponding to Dollar-linked notes issued by CT Barragán S.A. that accrue an annual interest rate above the exchange rate published in Communication “A” 3500 of the BCRA., and that amortize the entire capital in June 2023, November 2024 and May 2025. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2022 and 2021 is as follows:

Year ended December 31, 2022:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2021:

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2022, the Company had the following contractual commitments:

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2022 (US$ 1.00 = Ps. 177.16). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

On December 29, 2021, Link paid a cash dividend for Ps. 181,984.

TGU:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to tgs. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In order to comply with General Resolution No. 629/2014 tgs informs that, as of March 9, 2023, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of year ended December 31, 2022 and the date of the approval (issuance) of these consolidated financial statements.

      Horacio Turri

Chairman of the Board of Directors

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal Address: Don Bosco 3672, Floor 5th Floor

City of Buenos Aires

Tax Code No. (CUIT for its acronym in Spanish):  30-65786206-8

I.Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as of December 31, 2022, and the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended on that date, and notes to the consolidated financial statements, which include a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Group's consolidated financial position as of December 31, 2022, as well as its financial performance and cash flows for the year ended on that date, in accordance with the International Financial Reporting Standards (IFRS).

Basis of opinion

We have conducted our audit in accordance with the International Audit Standards (ISAs) as issued by the International Audit and Assurance Standards Board (IAASB).  Our responsibilities under these standards are described later in the section " Auditors’ responsibilities for the audit of the consolidated financial statements " of our report. We consider that the evidence we have obtained provide a sufficient and appropriate basis for our opinion.

Independence

We are independent of the Group in accordance with the "International Code of Ethics for Professional Accountants (including International Standards of Independence)" of the International Ethics Standards Board for Accountants (IESBA Code) together with the ethical requirements that apply to our audit of the consolidated financial statements in Argentina, and we have fulfilled the other ethical responsibilities in accordance with those requirements and the IESBA Code.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the current period matter included below, our description of how our audit addressed the matter is provided in that context.

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Key audit matters	Audit response

Recoverability of property, plant and equipment related to the Natural Gas Transportation cash-generating unit

As of December 31, 2022, the Group maintained thousands of pesos 189,314,745 accounted as property, plant and equipment (PPE) related to the Natural Gas Transportation cash-generating unit. As mentioned in Note 5.a) to the accompanying consolidated financial statements, an impairment test of PPE is performed when an existing event or one that will take place in the near future indicates that the recoverable value of PPE amounts may be affected. The recoverable amount of an asset is the highest between fair value less costs to sale of that asset and its value in use. The value in use of the Natural Gas Transportation cash-generating unit is calculated based on discounted future cash flows, considering, among others, significant assumptions related to future tariff adjustments based on negotiations with the regulator, the discount rate and expected future macroeconomic variables, such as inflation and foreign exchange rates.

This matter is key because it involves the application of critical judgment and significant estimates by Management, which are subject to uncertainty and future events. In turn, it led to a high degree of judgment and effort on the part of the auditor in performing procedures to evaluate cash flow projections carried out by Management and test significant assumptions.

Audit procedures carried out on this key matter included, among others:

•evaluate estimation methodology;

•test significant assumptions such as future tariff adjustments, discount rate, and expected future macroeconomic variables, such as inflation and foreign exchange rates, and test the completeness, accuracy, and relevance of the underlying data used. Significant assumptions were compared with available economic trend data and certain changes were made to regulatory assumptions and other factors to assess how they would affect our conclusions. The historical experience of Management's estimates was also assessed, and sensitivity analyses of significant assumptions were conducted to assess changes in the value in use that would result from changes in assumptions;

•test the arithmetic accuracy of the discounted cash flow model;

•and assess the completeness of disclosures in the consolidated financial statements.

Professionals with specialized skills and expertise were used in the evaluation of the methodology and significant assumptions used in future cash flows estimated by Management.

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Information accompanying the consolidated financial statements ("other information")

Other information includes the information contained in: (i) the summary of events and (ii) consolidated annual report, presented to comply with the regulations of the National Securities Commission (“CNV”). This information is different from the consolidated financial statements and our auditor´s report thereon. Management is responsible for this other information.

Our opinion on the consolidated financial statements does not cover the other information mentioned before and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether it is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude, as far as it is within our competence, that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free of material misstatements, whether due to fraud or error.

In the preparation of the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as appropriate, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement due to fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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•Obtain an understanding of the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•Conclude on the appropriateness of the use, by Management, of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that there is such material uncertainty, we are required to draw attention in our auditor´s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence in relation to financial information from entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee related to, among other matters, the planned scope and timing of the audit, and significant audit findings, including any significant internal control deficiencies that we may identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethics requirements related to independence and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence; and, where applicable, communicate all actions taken to eliminate threats or safeguards applied.

Of the matters communicated to the Audit Committee, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, consequently, the key audit matters. We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonable be expected to outweigh the public interest benefits of such communication.

II.Report on other legal and regulatory requirements

In compliance with current regulation, we report that:

(a)The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and, in our opinion, were prepared in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV.

(b)The separate financial statements of Transportadora de Gas del Sur S.A. as of December 31, 2022 arise from accounting records kept in all formal respects in conformity with current legal regulations,

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which maintain the conditions of security and integrity based on which they were authorized by the CNV.

(c)At December 31, 2022 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Argentine pesos 246,177,149 none of which were due at that date.

(d)We have performed money laundering and anti-terrorist financing procedures required for Transportadora de Gas del Sur S.A. in the current professional standards.

(e)As required by article 21. b), Chapter III, Section VI, Title II of the CNV rules, we report that total audit and related services fees billed to Transportadora de Gas del Sur S.A. by Price Waterhouse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. in the fiscal year ended December 31, 2022 represent:

e. 1) 100% and 100% of total fees for services billed to Transportadora de Gas del Sur S.A. for any service in that financial year, respectively;

e .2) 15% and 89% of total fees for audit and related services billed to Transportadora de Gas del Sur S.A. its parent companies, subsidiaries and related companies during that year, respectively;

e. 3) 14% and 89% of total fees for services billed to Transportadora de Gas del Sur S.A., its parent companies, subsidiaries and related companies during that year, respectively.

City of Buenos Aires, March 9, 2023.

.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 21, 2023.

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